**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# FORM C

**UNDER THE SECURITIES ACT OF 1933**

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

***Name of Issuer:***

Pakt, Inc. (f/k/a Bikeminds, Inc.)

***Legal status of Issuer:***

***Form:***

Corporation

***Jurisdiction of Incorporation/Organization:***

Delaware

***Date of Organization:***

December 17, 2012

***Physical Address of Issuer:***

2000 Winton Road, Bldg 4, Suite LL3, Rochester, NY 14618

***Website of Issuer:***

https://paktbags.com

***Is there a co-issuer? ___ yes _X_ no.***

***Name of Intermediary through which the Offering will be Conducted:***

OpenDeal Portal LLC dba Republic

***CIK Number of Intermediary:***

0001751525

***SEC File Number of Intermediary:***

007-00167

***CRD Number of Intermediary:***

283874

***Name of qualified third party "Escrow Agent" which the Offering will utilize:***

Prime Trust, LLC

***Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:***

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

***Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:***

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

***Type of Security Offered:***

Crowd SAFE (Simple Agreement for Future Equity)

***Target Number of Securities to be Offered:***

25,000

***Price (or Method for Determining Price):***

$1.00

***Target Offering Amount:***

$25,000

***Oversubscriptions Accepted:***
☑ Yes
☐ No

***Oversubscriptions will be Allocated:***
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

***Maximum offering amount (if different from Target Offering Amount):***

$1,070,000

***Deadline to reach the Target Offering Amount:***

October 3, 2021

**If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

***Current Number of Employees:***

| | Most recent fiscal year-end (2020) | Prior fiscal year-end (2019) |
|---|---|---|
| **Total Assets** | $512,243 | $589,909 |
| **Cash & Cash Equivalents** | $204,190 | $135,888 |
| **Accounts Receivable** | $2,900 | $0 |
| **Short-term Debt** | $548,669 | $701,811 |
| **Long-term Debt** | $0 | $0 |
| **Revenues/Sales** | $1,890,110 | $591,519 |
| **Cost of Goods Sold** | $684,158 | $114,791 |
| **Taxes Paid** | $3,446 | $7,719 |
| **Net Income** | $82,781 | -$578,732 |

***The jurisdictions in which the issuer intends to offer the securities:***

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

# April 6, 2021

**Pakt, Inc. (f/k/a Bikeminds, Inc.)**

**Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)**

Pakt, Inc. (f/k/a Bikeminds, Inc.), a Delaware corporation (the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by October 3, 2021(the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

| | **Price to Investors** | **Service Fees and Commissions (1)(2)** | **Net Proceeds** |
|---|---|---|---|
| **Minimum Individual Purchase Amount (3)** | $250.00 | $15.00 | $235.00 |
| **Target Offering Amount** | $25,000 | $1,500 | $23,500 |
| **Maximum Offering Amount** | $1,070,000 | $64,200 | $1,005,800 |

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3) The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.**

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

## SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

## NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Bad Actor Disclosure**

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

**Ongoing Reporting**

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.paktbags.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

**Updates**

Updates on the status of this Offering may be found at: https://www.republic.co/pakt.

The date of this Form C is April 6, 2021.

TABLE OF CONTENTS

## ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

## CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

## SUMMARY

*The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."*

### The Company

Pakt, Inc. creates and commercializes unique and refined, responsibly-sourced travel accessories for the growing community of environmentally-conscious travelers, and was incorporated on December 17, 2012 in Delaware as a corporation. The Company was formerly known as Bikeminds, Inc.

The Company is located at 2000 Winton Road, Bldg 4, Suite LL3, Rochester, NY 14618.

The Company's website is https://www.paktbags.com/.

The Company conducts business through the internet throughout the United States.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/pakt and is attached as Exhibit B to this Form C and in the Company's pitch deck attached as Exhibit E to this Form C.

### The Offering

| | |
|---|---|
| **Minimum Amount of the Securities Offered** | $25,000 |
| **Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)** | 25,000* |
| **Maximum Amount of the Securities Offered** | $1,070,000 |
| **Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)** | 1,070,000* |
| **Price Per Security** | $1.00 |
| **Minimum Individual Purchase Amount** | $250.00 + |
| **Offering Deadline** | October 3, 2021 |
| **Use of Proceeds** | See the description of the use of proceeds on page 14 hereof. |
| **Voting Rights** | See the description of the voting rights on page 23. |

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

## RISK FACTORS

*Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.*

### Risks Related to the Company's Business and Industry

***We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***
Pakt, Inc. was originally incorporated on December 17, 2012 and began operations in its current form as a travel products company on November 7, 2017. Our Company may still be undergoing the challenges and risks commonly associated with early-stage businesses in a highly competitive industry. The likelihood of our continuation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with an early-stage business operating in a competitive industry, the continued development of advertising, promotions, and a corresponding customer base. There can be no assurances that we will operate profitably. You should consider the Company's business, operations, and prospects in light of the risks, expenses and challenges faced as an early-stage company.

***We are dependent on our founder.***
The Company is dependent on Malcolm A. Fontier, who is the founder, Director, President and CEO, Treasurer and Secretary of the Company. The loss of Malcolm A. Fontier could harm the business, financial condition, cash flow and results of operations. It may be impossible to replace Malcolm A. Fontier and integrating new employees into the management team could prove disruptive to operations, could require substantial resources, and could ultimately prove unsuccessful. Our business could be harmed if it is unable to attract and retain sufficient managerial personnel who have critical industry experience and relationships. However, the Company has secured a key person insurance for its founder Malcolm A. Fontier.

***Widespread outbreak of an illness or any other public health crisis, including the recent coronavirus (COVID-19) global pandemic, could materially and adversely affect, and has materially and adversely affected, our business, financial condition and results of operations.***
Our business has been, and will continue to be, impacted by the effects of the COVID-19 global pandemic in countries where we operate or our suppliers, third-party service providers, consumers or customers are located. These effects include recommendations or mandates from governmental authorities to close businesses, limit travel, avoid large gatherings or to self-quarantine, as well as temporary closures and decreased operations of the facilities of our suppliers, service providers and customers. The impacts on us have included, and in the future could include, but are not limited to:

- significant reductions in demand and significant volatility in demand for our products by consumers and customers resulting in reduced orders, order cancellations, lower revenues, higher discounts, increased inventories, decreased value of inventories, which may be caused by, among other things: the inability of consumers to purchase our products due to illness, quarantine or other restrictions or out of fear of exposure to COVID-19, or financial hardship and unemployment, shifts in demand away from consumer discretionary products and reduced options for marketing and promotion of products or other restrictions in connection with the COVID-19 pandemic;

- significant uncertainty and turmoil in global economic and financial market conditions causing, among other things: decreased consumer confidence and decreased consumer spending, now and in the mid and long-term, increased exposure to fluctuations in foreign currency exchange rates relative to the U.S. Dollar, and volatility in the availability and prices for commodities and raw materials we use for our products and in our supply chain;

- inability to meet our consumers' and customers' needs for inventory production and fulfillment due to disruptions in our supply chain and increased costs associated with mitigating the effects of the pandemic caused by, among other things: reduction or loss of workforce due to illness, quarantine or other restrictions or facility closures, scarcity of and/or increased prices for raw materials, scrutiny or embargoing of goods produced in infected areas, and increased freight and logistics costs, expenses and times; failure of third parties on which we rely, including our suppliers, customers, distributors, service providers, to meet their obligations to us or to timely meet those obligations, or significant disruptions in their ability to do so, which may be caused by their own financial or operational difficulties, including business failure or insolvency and collectability of existing receivables; and

- significant changes in the conditions in markets in which we do business, including quarantines, governmental or regulatory actions, closures or other restrictions that limit or close our operating and manufacturing facilities and restrict our employees' ability to perform necessary business functions, including operations necessary for the design, development, production, distribution, sale, marketing and support of our products.

Any of these impacts could place limitations on our ability to execute on our business plan and materially and adversely affect our business, financial condition and results of operations. We continue to monitor the situation and may adjust our current policies and procedures as more information and guidance become available regarding the evolving situation. The impact of COVID-19 may also exacerbate other risks discussed in this "Risk Factors" section, any of which could have a material effect on us. This situation is changing rapidly, and additional circumstances may arise that will have a material impact on our business that we are not aware of currently.

***A decrease in travel levels could negatively impact sales of our travel goods.***
Our products generally are offered and marketed as merchandise for traveling. The majority of our sales comes from the sales of these travel-related goods and are significantly dependent on travel as a driver of consumer demand. As such, our sales are directly and indirectly impacted by the condition of the travel industry. The travel industry is highly susceptible to certain kinds of events that can depress travel generally and accordingly depress demand for travel and travel-related products like the products we sell. For example, outbreaks of contagious diseases (such as new COVID-19 variants), natural disasters, acts of war, terrorist attacks or other catastrophic events may have a significant impact on travel and thus decrease the demand for our products. The global economic and financial conditions may also have a significant impact on travel for business and leisure. Any factor that impacts the travel industry may have a material adverse impact on the results of our operations, revenues, and profits.

***Our revenues and growth depend on the level of consumer spending for backpacks and travel accessories, which is vulnerable to global economic conditions and other factors.***
The success of our business depends on consumer spending on backpacks and travel accessories, and there are a number of factors that influence consumer spending, including actual and perceived economic conditions, disposable consumer income, interest rates, consumer credit availability, unemployment, stock market performance, weather conditions, energy prices, public health issues (including the current COVID-19 pandemic), consumer discretionary spending patterns and tax rates in the international, national, regional and local markets where our products are sold. Decreased consumer spending could result in reduced demand for our products, reduced orders from customers for our products, order cancellations, lower revenues, higher discounts, increased inventories. The uncertain state of the global economy continues to impact businesses around the world, most acutely in emerging markets and developing economies. If global economic and financial market conditions do not improve, adverse economic trends or other factors could negatively impact the level of consumer spending, which could have a material adverse impact on us.

***The apparel and travel industries are highly competitive, and our success depends on its ability to gauge consumer preferences and product trends, and to respond to constantly changing markets.***
We compete with numerous apparel and travel accessories brands and manufacturers, including well established companies and new market entrants. Competition is generally based upon brand name recognition, price, design, product quality, selection, service and purchasing convenience. Some of our competitors are larger and have more resources. Our ability to compete within our industry depends on our ability to:

- Anticipate and respond to changing consumer preferences and product trends in a timely manner;
- Develop attractive, innovative and high-quality products that meet consumer needs;
- Develop strong brand recognition;
- Price products appropriately;

- Ensure product availability and optimize supply chain efficiencies;
- Foster and improve our online presence, including our website and online shopping experience of our customers; and
- Anticipate and implement processes reflecting the digitally driven consumer landscape and e-commerce channels.

Failure to compete effectively or to keep pace with rapidly changing consumer preferences, markets and product trends could have a material adverse effect on our business, financial condition and results of operations.

Our competitors include major companies worldwide, such as Samsonite, Tumi, Briggs & Riley, Rimowa, Travelpro, and Eagle Creek. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technology. Additionally, there are other existing companies and new entrants that launch similar travel related merchandise, such as backpacks and similar travel accessories, as we do. Increased competition may result in pricing pressure, reduced profit margins, or a reduction of market share, any of which could substantially harm our business, results of operations, and overall success.

***Maintaining, extending and expanding our reputation and brand image are essential to our business success.***
Our brand and reputation will depend on the effectiveness of our marketing, our product quality, and our customer experience. Brand name recognition and credibility is of great importance to the Company's continued success and growth. Harm to our reputation can arise from many sources, including employee misconduct, misconduct by our partners, outsourced service providers or other counterparties, poor product reviews, failure by us or our partners to meet minimum standards of service and quality and compliance failures and claims. There is no assurance that the Company's name brand recognition will continue to grow and be able to attract customers or business partners. Adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our events. A failure by the Company to develop and maintain the "Pakt" brand name would have a material adverse effect on the business, results of operations and financial condition.

***We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.***
Consumer preferences change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, achieving growth depends on our successful development, introduction, and marketing of innovative products. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

***Our revenues and cash requirements are affected by the seasonal nature of its business.***
Our business is seasonal, with a higher proportion of revenues and operating cash flows generated during the 4th quarter of the calendar year. Poor sales in the 4th quarter of a calendar year would have a material adverse effect on our full year operating results.

***We might not become profitable as a result of increasing pricing pressures that may reduce our margins.***
The apparel and travel accessories industries are subject to significant pricing pressure caused by many factors, including intense competition, consolidation in the retail and e-commerce industry, and rising commodity and conversion costs. Consumers may increasingly seek markdown allowances, incentives and other forms of economic support. If these factors cause us to reduce our sales prices to consumers, and we fail to sufficiently reduce our product costs or operating expenses, we may not become profitable. This could have a material adverse effect on our results of operations, liquidity, and financial condition.

***We may not succeed in our business strategy.***

The success of our business, including our ability to generate sufficient revenue in the future, will primarily depend on the successful development and commercialization of our product pipeline. Given our early stage of development, it may take some more years, if we succeed at all, before we are able to achieve our objectives. One of our key strategic objectives is growth. We seek to grow our business by building our brand, entering into partnership agreement, expanding our brand and products to a broader customer audience and to new regions, managing costs, and expanding and boosting our e-commerce business. However, we may not be able to grow our existing business. For example:

- We may not be able to keep abreast of the ever-changing digitally focused consumer landscape;
- We may not be able to expand our market share;
- We may have difficulty recruiting, developing or retaining qualified employees;
- We may not be able to achieve our expansion goals, in general, manage our growth effectively, successfully integrate new strategies, adapt our business model to new trends, or develop relationships with consumers for new channels, outside of the e-commerce space; and
- We may not be able to offset rising commodity or conversion costs in our product costs with pricing actions or efficiency improvements.

***Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and avoiding potential recalls and claims against the Company.***
Our future success depends on our ability to implement, maintain and continuously improve our quality management program. If products taken to market are defective, the Company may be required to conduct costly product recalls and may become subject to product liability claims by individuals, groups, or government organizations as well as negative publicity, which would cause our business to suffer. We have subscribed to an insurance policy that is customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

***We rely on information technology. Any inadequacy, interruption, integration failure or security failure of this technology could harm our ability to effectively operate our business.***
Our ability to effectively manage and operate our business depends significantly on information technology systems. We are dependent on information technology, including the Internet, for our e-commerce operations. Despite our preventative efforts, our systems and those of our third-party service providers may be vulnerable to damage, failure or interruption due to viruses, data security incidents, technical malfunctions, natural disasters or other causes, or in connection with upgrades to our system or the implementation of new systems. The failure of these systems to operate effectively, problems with transitioning to upgraded or replacement systems, difficulty in integrating new systems or a breach in security of these systems could adversely impact our operations

***No control of third parties who affect the success of the business.***
We have entered strategic partnerships with suppliers and manufacturers, and the success of the business is partially contingent on factors of which we have limited or no control. These third parties are solely responsible for operating their respective businesses, and their poor management, poor financial condition, engaging in illegal or otherwise ill-advised activities could have an adverse and material impact on our financial performance, brand, and success.

***We rely on our third-party suppliers and manufacturers.***
We rely on our suppliers to produce our products consistently, based on our specs, on time with the highest level of quality. We source our products from a variety of manufacturing facilities in Asia. The operations of our suppliers can be subject to additional risks beyond our control, including the quality of the fabrics using in production, shipping delays, labor disputes, trade restrictions or any other change in local conditions. Any disruption to our supply chain could have a material adverse effect on our business.

***Strategic relationships with third parties***.
Developing and expanding strategic relationships with third parties is a key component of our growth strategy. We are investing resources in establishing relationships with industry leaders, such as trusted manufacturers, suppliers, and other strategic marketing partners, to sell our products effectively and profitably. Identifying partners and negotiating relationships requires significant time and resources. Our growth will be harmed if we are unable to establish and maintain relationships with third parties on acceptable terms.

Specifically, we have entered into the Pakt One Alliance Agreement and Pakt Alliance Agreement with third parties. Each party to the agreements is independent of the Company and as such, we do not have control over how each party operates its respective business and/or role in the agreements. Additionally, the counterparties to the Pakt One Alliance Agreement and Pakt Alliance Agreement, respectively, are entitled to receive a certain percentage of gross sales derived from the Pakt One and Alliance Product. The obligations under aforementioned agreements, and here in particular the revenue sharing aspects, may negatively affect our profit margins, and have an overall negative impact on the financial situation as well as on the business operations of our Company. *See* section, '*Other Material Contracts'* herein.

***We have entered into strategic licensing agreements with multiple third-party companies.***
In order to manufacture, market, and sell one of our products, the Lttl Tumbler 16oz, we have entered into that certain strategic licensing agreement. Pursuant to the licensing agreement we have agreed to pay the licensor a percentage of the adjusted gross sales on all direct-to-consumer sales. Further, we have agreed that all warranties, exchanges, and defects of the Lttl Tumbler 16oz we sold is our responsibility. Lastly, we have agreed to indemnify the licensor from third-party claims of an actual or alleged infringement of intellectual property rights, product liability, and other claims relating to the manufacturing, selling, marketing, and distributing of the product. The licensing agreements will automatically terminate on December 31, 2023. As a result, if we are not able to renew the licensing agreement with the licensor on favorable terms for us, we will not be able to sell the Lttl Tumbler 16oz in the future, which may negatively affect our financial and business operations.

***We have entered into a Coexistence Agreement with a party for the use and registration of the marks "PAKT" and "PAKT TRAVEL"***
We have entered into a Coexistence Agreement with a counterparty, that limits the Company's right to register and use the mark "PAKT" and "TRAVEL PAKT" in certain ways. *See* section, '*Other Material Contracts'* herein.

***We may be unable to protect our patents, trademarks and other intellectual property rights.***
Our patents, trademarks, and other intellectual property rights are important to our success and our competitive position. We are susceptible to others copying our products and infringing our intellectual property rights. Counterfeiting of our products or infringement on our intellectual property rights could diminish the value of our brands and adversely affect our sales and business operations. We have taken measures to establish and protect our intellectual property rights; however, such actions may not be adequate to prevent copying of our products by others or to prevent others from seeking to invalidate our trademarks or block sales of our products as a violation of the trademarks and intellectual property rights of others.

In addition, unilateral actions in the U.S. or other countries, including changes to or the repeal of laws recognizing trademark or other intellectual property rights, could have an impact on our ability to enforce those rights.

The value of our intellectual property could diminish if others assert rights in or ownership of trademarks and other intellectual property rights of ours, or trademarks that are similar to our trademarks, or trademarks that we license from others. We may be unable to successfully resolve these types of conflicts to our satisfaction. In some cases, there may be owners who have prior rights to our patents, trademarks, and other intellectual property because the laws of certain foreign countries may not protect intellectual property rights to the same extent as do the laws of the U.S.

In the future, we may have to protect and enforce our intellectual property rights. In some cases, litigation may be necessary. Bringing or defending any claims, regardless of merit, and whether successful or unsuccessful, could be expensive and time-consuming and have a negative effect on our business, reputation, results of operations and financial condition.

***The cost of raw materials, labor or freight could lead to an increase in our cost of sales and cause our results of operations to suffer.***
Our products are generally made with eco-friendly materials. As more companies use the same or similar eco-friendly materials, the cost to acquire these materials may increase. Increasing costs for raw materials (due to limited availability or otherwise), labor or freight could make our sourcing processes more costly and negatively affect our gross margin and profitability. Labor and freight costs for our third-party manufacturers and partners are subject to any industry wide or global increase year over year, if any. Wage and price inflation in the countries where our third-party manufacturers and partners are located could cause unanticipated price fluctuations in the future. Many of our products are made of materials, such as rPET, which is a type of material made with recycled single-use plastic, and high-quality PU leather. Our suppliers may experience increased expenses and costs to produce our products and may

pass any cost increases on to us. If we pay such increases, we may not be able to offset them through increases in our pricing and other means, which could adversely affect our ability to maintain our targeted gross margins. If we attempt to pass the increases on to consumers, our sales may be adversely affected.

***Indebtedness may restrict our current and future operations.***
We have entered into and executed that certain loan agreement with our founder Malcolm A. Fontier that could have a material impact on our current and future operations. See section titled '*DEBT*' below. Our obligation to repay outstanding loans may hinder us from making certain decisions or take certain actions that we would have done had we not had loan repayment obligations. Any restrictions due to our indebtedness could limit our ability to plan for and react quickly to changing economic, industry and competitive conditions, impair our liquidity and capital resources, and otherwise restrict our business operations.

***The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

**Risks Related to the Offering**

***The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.***
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

***The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.***
Purchasers should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

***Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.***
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

***The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.***
Unless the Company has agreed to a specific use of the proceeds from an Offering, the Company's management will have considerable discretion over the use of proceeds from their Offering. Purchasers may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

***The Company has the right to limit individual Purchaser's commitment amount based on the Company's determination of a Purchaser's sophistication.***
The Company may prevent Purchasers from committing more than a certain amount to this Offering based on the Company's belief of the Purchaser's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Purchasers may receive larger allocations of the Offering based solely on the Company's determination.

***The Company has the right to extend the Offering Deadline.***

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

***The Company may also end the Offering early.***

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

***The Company has the right to conduct multiple closings during the Offering.***

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

**Risks Related to the Securities**

***The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.***
You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

***Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.***
Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders

of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

***Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.***

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

***Investors will not be entitled to any inspection or information rights other than those required by law.***
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

***Investors will be unable to declare the Security in "default" and demand repayment.***
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

***The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.***
The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

***Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.***
The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

***Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.***
In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

***A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.***
The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

***There is no present market for the Securities and we have arbitrarily set the price.***
The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

***In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.***
In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

***While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.***
Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

***There is no guarantee of a return on an Investor's investment.***
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

***The Company could potentially be found to have not complied with securities law in connection with this Offering.***
Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communication sent to Investors prior to the Offering is attached as Exhibit F.

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.**

## BUSINESS

### Description of the Business

Pakt creates and commercializes unique and refined, responsibly-sourced travel accessories for the growing community of environmentally-conscious travelers. Founded and led by an industrial designer, environmentalist, entrepreneur, and travel enthusiast, our Company is focused on creating exceptional products that are built to last and doing so with the earth in mind.

For additional information, the Company's pitch deck is attached hereto as Exhibit E.
Additionally, the transcript of the Company's marketing video is attached hereto as Exhibit D.

### Business Plan

Pakt operates a customer-centric, direct-to-consumer brand.

As part of our conscious production efforts, we intend to continue to pursue our strategy which consists in leveraging donation-based crowdfunding product launches (on Indiegogo, Kickstarter, or other similar platforms) followed by long-term e-commerce sales. As this strategy has built a strong community and impressive per product numbers in the past years, we hope to conduct three new donation-based crowdfunding campaign in the next 18 months, as we roll out new products. We further plan to launch 9 new products in the next 12 months.

### History of the Business

The Company was initially incorporated on December 17, 2012, under the name Bikeminds, Inc. and operated as a software platform. After a bag designed by the Company's founder, Malcolm A. Fontier, appeared in the popular documentary, Minimalism, we received thousands of vocal requests to bring the bag back. In 2017 the company pivoted to travel products and on September 28, 2017, the Company changed its name to Pakt, Inc. In November of 2017, a new and improved version of the bag was introduced with the name of "***Pakt One***."

The Company received $2,066,586 in a donation-based crowdfunding campaign on the platform Indiegogo to support the launch of the "**Pakt One**." The campaign started on November 7, 2017 and ended on August 27, 2018.

Between July 11, 2019 and August 25, 2019, a donation-based crowdfunding campaign in the amount of $290,592 took place on the platform Kickstarter to support the launch of our "***Pakt Coffee Kit***".

Between August 24, 2019 and March 3, 2020, a donation-based crowdfunding campaign in the amount of $267,195 took place on the platform Indiegogo to support the launch of our "***Pakt Coffee Kit***".

Between March 17, 2020 and May 16, 2020, a donation-based crowdfunding campaign in the amount of $589,277 took place on the platform Indiegogo to support the launch of our "***Travel Backpack***".

The Company began the process of becoming a carbon neutral business in January 2021. Through the organization, Climate Neutral, Pakt expects to become certified as a carbon neutral business in April of 2021 and will continue to offset and reduce emissions going forward.

As of this date of this Form C, the Company has sold approximately 24,000 products through e-commerce.

### The Company's Products and/or Services

| Product | Description | Current Market |
|---|---|---|
| Pakt One | A lightweight, durable, stylish, and organized travel duffel bag. | Travelers that appreciate organization, durability, and style in their travel accessories. |

| | | |
|---|---|---|
| Pakt Coffee Kit | Everything you need to make barista-quality coffee in one sleek, portable package. | Coffee drinkers that insist on drinking the best quality coffee no matter where their travels take them. |
| Travel Backpack | Obsessively designed, incredibly organized & packed with features. The new standard in travel gear. | Travelers that appreciate organization, durability, and style in their travel accessories. |
| Backpack Packing Cubes | The packing cube set is designed to perfectly fill the two sides of the Travel Backpack to optimize and organize the space. | Owners of the Pakt Travel Backpack that want to increase the organizational efficiency of their backpack. |
| Backpack Rain Cover | The Rain Cover zips snugly around the Backpack, creating an all-encompassing barrier between your belongings and foul weather. | Owners of the Pakt Travel Backpack that want to increase the weather resistance of their backpack. |
| Backpack Packable Tote | A tote bag that packs into a small carrying pouch that can be stored in the side pocket of any Pakt Travel bags until needed. | Owners of the Pakt Travel Backpack or Pakt One that want to carry a compact and versatile day bag when they travel. |

**Competition**

Pakt occupies a unique space in a large but hyper-fragmented travel accessories market. There is an opportunity to scale the brand through a continued focus on the community and high-quality distinctive products that are responsibly-sourced and tailored to these unique times.

Some of the established legacy brands include Samsonite, Tumi, Briggs & Riley, Rimowa, Travelpro, and Eagle Creek.

Startups grabbing market share include Away, Peak Design, Nomatic, Tortuga, Wandred, Aer, Bellroy, Black Ember, and Lo & Sons.

**Customer Base**

Our target customer demographic consists of individuals in the 25-54 age group. Approximately 66% of our customers are in the 25-44 age group and within range of our target demographic.

**Intellectual Property**
The Company has filed applications for the below.

***Patents and Provisional Patent Applications***

| Application or Registration # | Title | Description | File Date | Grant Date | Country |
|---|---|---|---|---|---|
| Application No. 16/457,609 (assigned to Company on June 28, 2019) | Travel Coffee Kit | Utility | Jul 28, 2019 | N/A | U.S. |

**Trademarks**

| Application or Registration # | Title | Description | File Date | Grant Date | Country |
|---|---|---|---|---|---|
| Reg. No. 6161909 | Pakt | Word Mark | September 19, 2019 | September 29, 2020 | U.S. |

## Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

## Litigation

The Company is not subject to any current litigation or threatened litigation.

## USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

| Use of Proceeds* | % of Target Proceeds Raised | Amount if Target Raised | % of Maximum Proceeds Raised | Amount if Maximum Raised |
|---|---|---|---|---|
| Intermediary Fees | 6.0% | $1,500.00 | 6.0% | $64,200.00 |
| Campaign marketing expenses or related reimbursement | 10.00% | $2,500.00 | 15.00% | $160,500.00 |
| Working capital, sales and product marketing | 14.00% | $3,500.00 | 27.00% | $288,900.00 |
| Product development | 70.00% | $17,500.00 | 52.00% | $556,400.00 |
| **Total** | **100.00%** | **$25,000.00** | **100.00%** | **$1,070,000.00** |

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

## DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|---|---|---|---|
| Malcolm A. Fontier | Founder, Director, CEO, President, Treasurer, Secretary, and Creative Director | Pakt, Inc. – Founder, Director, CEO, President, Treasurer, Secretary, and Creative Director December 2012 – Present. | Bachelor Degree in Industrial Design, Rochester Institute of Technology, May, 1998 |

### Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

### Employees

The Company currently has 6 employees in total, residing in various jurisdictions including, New York, Massachusetts, Maine, California, and Maryland.

## CAPITALIZATION, DEBT AND OWNERSHIP

### Capitalization

The total number of shares of all classes of stock which the Company is authorized to issue is 25,000,000 shares of common stock, which consists of (i) 15,000,000 shares of Class A Common Stock, $0.00001 par value per share (the "***Class A Common Stock***"), and 10,000,000 shares of Class F Common Stock, $0.00001 par value per share (the "***Class F Common Stock***," together with the Class A Common Stock, the "***Common Stock***"), pursuant to the Certificate of Incorporation, filed on December 17, 2012 (the "***COI***"), as amended on September 28, 2017 (the "***Amended COI***").

***Outstanding Capital Stock***

As of the date of this Form C, the Company's outstanding capital stock consists of:

| | |
|---|---|
| **Type** | Class A Common Stock |
| **Amount Outstanding** | 10,000,000 |
| **Par Value Per Share** | $0.00001 |
| **Voting Rights** | 1 vote per share |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue authorize and issue additional shares of Class A Common Stock which may dilute the Security. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 50% |

| | |
|---|---|
| **Type** | Class F Common Stock |
| **Amount Outstanding** | 10,000,000 |
| **Par Value Per Share** | $0.00001 |
| **Voting Rights** | 10 vote per share |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue authorize and issue additional shares of Class F Common Stock which may dilute the Security. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 50% |
| **Other Material Terms** | Each share of Class F Common Stock shall be convertible into one (I) fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the transfer agent of the Company. |

**Outstanding Debt**

As of the date of this Form C, the Company has the following debt outstanding:

| | |
|---|---|
| **Type** | Promissory Note |
| **Amount Outstanding** | $476,337.63 |
| **Interest Rate and Amortization Schedule** | The Promissory Note bears an interest rate of 3.5% *per annum*, compounded annually, effective as of January 1, 2021. |
| **Description of Collateral** | None |
| **Other Material Terms** | The Company shall make minimum payments under the Promissory Note of $9,000.00 per calendar month.<br><br>Each payment made by the Company under the Promissory Note shall be applied first to the accrued interest and then to the Loan Amount. |
| **Maturity Date** | The Company shall repay the aggregate unpaid loan amount and interest of the Promissory Note, on demand, on or after December 31, 2024 |

**Ownership**

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| **Name** | **Amount and Type or Class Held** | **Percentage Ownership (in terms of voting power)** |
|---|---|---|
| Malcolm A. Fontier | 10,000,000 shares of Class A Common Stock<br><br>10,000,000 shares of Class F Common Stock | 100% |

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

### Operations

Pakt, Inc. (the "**Company**") was incorporated on December 17, 2012 under the laws of the State of Delaware and is headquartered in Rochester, New York.

### Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $204,190 and $135,888 of cash on hand, respectively.

As of the date of this Form C, the Company has an aggregate of $200,000.00 in cash and cash equivalents, leaving the Company with approximately 2 months of runway.

### Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an essential element of our growth and business strategy.

The Company may have additional sources of capital other than the proceeds from the Offering. In addition, the Company plans to conduct more donation-based crowdfunding campaigns in the near future.

### Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

### Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

### Material Changes and Other Information

#### *Trends and Uncertainties*

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

**Previous Offerings of Securities**

We have made the following issuances of securities within the last three years:

| Security Type | Principal Amount of Securities Sold | Amount of Securities Issued | Use of Proceeds | Issue Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Class F Common Stock | 10,000,000 | 10,000,00 | General business purposes | January 1, 2019 | Section 4(a)(2) |

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

On January 1, 2021, the Company and Malcolm A. Fontier entered into the Promissory Note under the terms outlined herein under section 'Capitalization and Ownership – Debt.'

## OTHER MATERIAL INFORMATION

**The Pakt One Alliance Agreement**

On June 29, 2018, the Company and certain other parties (collectively the "***Alliance Partners***") entered into the Pakt One Alliance Agreement (the "***Pakt One Alliance Agreement***"), to collaborate on the development and launch of a travel duffel bag (the "***Pakt One***"). The Pakt One Alliance Agreement consists of three (3) phases, whereas phase 1 and phase 2 already ended. Phase 3 of the Pakt One Alliance Agreement commenced on January 1, 2019 and shall continue as long as the Pakt One is sold. Pursuant to the Pakt One Alliance Agreement, the Company will pay the Alliance Partners 8% of the gross sales of the Pakt One. However, pursuant to the Pakt One Alliance Agreement, it is within the Company's sole discretion to terminate production and sale of the Pakt One, and the Pakt One Alliance Agreement grants the Company the right to renegotiate the compensation of the Alliance Partners at any time if the Company determines it to be necessary for the well-being and longevity of the Company.

**The Pakt Alliance Agreement (and Amendment thereto)**

On December 10, 2018 the Company and that certain other party (the "***Alliance Partner***"), entered into the Pakt One Alliance Agreement 1 (the "***Pakt Alliance Agreement***"), to collaborate on the launch of a travel backpack (the "***Alliance Product***"). Pursuant to the Pakt Alliance Agreement, the Alliance Partner shall receive monetary compensation equaling three percent (3%) of the adjusted gross sales of the Alliance Product to be paid quarterly (the "***Compensation***") until March 17, 2023. Thereafter, the Company shall have no further obligations to pay such Compensation. In addition, pursuant to the Pakt Alliance Agreement, it is within the Company's sole discretion to terminate production and sale of the Alliance Product, and the Pakt Alliance Agreement grants the Company the right to renegotiate the Compensation at any time if the Company determines it to be necessary for the well-being and longevity of the Company.

**The Coexistence Agreement**

On or about September 2019, the Company and that certain other party, entered into a Coexistence Agreement, whereby the parties agreed that the Company may not use the mark, "TRAVEL PAKT" or any marks containing "TRAVEL PAKT." The parties further agreed that the Company may use and register the mark "PAKT," as long as such use or registration to the goods and services provided by the Company. Similarly, the parties agreed, that the counterparty may use and register the mark "PAKT" and "TRAVEL PAKT," as long as it is in connection with the goods and services of the counterparty, which shall include toiletry bags filled with non-medicated toiletry preparations, namely, bath, body, beauty, cosmetic, personal care products, and accessories for travel and an on-the-go lifestyle.

## THE OFFERING AND THE SECURITIES

### The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by October 3, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $250.00, which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

### Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

### Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company and (ii)that all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all

investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new offering deadline.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made on the date of such Subsequent Closing exceeds two times the amount committed on the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

**PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.**

**The Securities**

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

***Transfer Agent and Registrar***

The Company will act as transfer agent and registrar for the Securities.

***Not Currently Equity Interests***

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

***Dividends***

The Securities do not entitle Investors to any dividends.

***Conversion***

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

*Conversion Upon the First Equity Financing*

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $9,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 80%.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

*Conversion After the First Equity Financing*

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE, as contemplated above in connection with an Equity Financing, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert the Crowd Safe to capital stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

*Conversion Upon a Liquidity Event Prior to an Equity Financing*

In the case of the initial public offering of the Company's capital stock or reverse merger or take-over by certain entities, such as an entity that is a reporting issuer (the "**IPO**") or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Class A Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $9,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of Common Stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; and (z) convertible promissory notes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

_Conversion Upon a Liquidity Event Following an Equity Financing_

In the case of a Liquidity Event following any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued capital stock, as contemplated above in connection with a Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

***Dissolution***

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

***Termination***

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

***Voting and Control***

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

***Anti-Dilution Rights***

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

***Restrictions on Transfer***

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. “Member of the family” as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company’s competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

***Other Material Terms***

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

## COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

### Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering

## TAX MATTERS

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR’S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED,**

**BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

## LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

## DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

## ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Malcolm A. Fontier
(Signature)

Malcolm A. Fontier
(Name)

Director, President and CEO, Treasurer and Secretary
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Malcolm A. Fontier
(Signature)

Malcolm A. Fontier
(Name)

Director, President and CEO, Treasurer and Secretary
(Title)

April 6, 2021
(Date)

## EXHIBIT A

*Financial Statements*

# Pakt Inc.

(a Delaware Corporation)

**Unaudited Financial Statements**
Period of January 1, 2019 through
December 31, 2020

Reviewed by:

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

# Financial Statements

# Pakt Inc.

Table of Contents

TaxDrop
CPA & Advisor

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

March 29, 2021

To: Management of Pakt Inc.
Attn: Malcolm Fontier, CEO

Re: 2020 and 2019 Financial Statement Review
Pakt Inc.

We have reviewed the accompanying financial statements of Pakt Inc. (the "Company"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019 and the related statements of income, equity, and cash flows for the period of January 1, 2019 through December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Pakt Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

**PAKT, INC.**
**BALANCE SHEET**
**DECEMBER 31, 2020 AND 2019**
**(unaudited)**

| | 2020 | 2019 |
|---|---|---|
| ASSETS | | |
| CURRENT ASSETS | | |
| Cash | 204,190 | 135,888 |
| Accounts receivable - net | 2,900 | 0 |
| Inventory | 261,736 | 451,009 |
| Prepaid expenses | 43,411 | 2,904 |
| Total current assets | **512,237** | **589,801** |
| PROPERTY AND EQUIPMENT, NET | 7 | 108 |
| TOTAL ASSETS | **512,243** | **589,909** |
| LIABILITIES AND STOCKHOLDERS' EQUITY | | |
| CURRENT LIABILITIES | | |
| Accounts payable - trade | 48,155 | 37,954 |
| Deferred revenue | 21,841 | 471,700 |
| Notes payable | 477,716 | 151,372 |
| Corporate income tax payable | 956 | 511 |
| Other accrued expenses | 0 | 40,274 |
| Total current liabilities | **548,669** | **701,811** |
| STOCKHOLDERS' EQUITY | | |
| Common stock, Type F, no par, 10,000,000 shares authorized $0.00001 par value, 10,000,000 shares issued and outstanding as of December 31, 2019 and 2020 | 500 | 500 |
| Additional paid-in capital | 543,619 | 550,923 |
| Accumulated deficit | (580,544) | (663,325) |
| Total stockholders' equity | **(36,425)** | **(111,902)** |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | **512,243** | **589,909** |

**The accompanying notes are an integral part of these financial statements.**

**PAKT, INC.**
**STATEMENTS OF INCOME AND EXPENSES**
**FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019**
**(Unaudited)**

| | 2020 | 2019 |
|---|---|---|
| NET SALES | 1,890,110 | 591,519 |
| Less: Refunds | (46,527) | (39,751) |
| COST OF GOODS SOLD | 684,158 | 114,791 |
| GROSS PROFIT | **1,159,425** | **436,977** |
| OPERATING EXPENSES | | |
| General and Administrative | 433,580 | 431,416 |
| Research & Development | 0 | 111,083 |
| Contractors and Payroll | 434,955 | 347,779 |
| Marketing | 239,874 | 116,401 |
| Professional Fees | 8,643 | 7,548 |
| LOSS FROM OPERATIONS | **42,374** | **(577,251)** |
| OTHER INCOME (EXPENSES) | | |
| Other Income | 54,435 | 10,590 |
| Interest expense | (10,582) | (4,353) |
| Total | **43,853** | **6,237** |
| LOSS BEFORE INCOME TAX | **86,227** | **(571,014)** |
| INCOME TAXES - CURRENT | 3,446 | 7,719 |
| NET LOSS | **82,781** | **(578,732)** |

**The accompanying notes are an integral part of these financial statements.**

**PAKT, INC.**
**STATEMENT OF STOCKHOLDER'S EQUITY**
**FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019**
**(Unaudited)**

| | Common Stock (Shares) | Common Stock (Par) | Additional Paid-in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|---|
| Balance, at January 1, 2019 | 10,000,000 | 100 | 572,616 | (84,593) | **488,123** |
| Net loss | - | - | - | (578,732) | **(578,732)** |
| Owner's Distribution | - | - | (21,293) | - | **(21,293)** |
| Balance, at December 31, 2019 | **10,000,000** | **100** | **551,323** | **(663,325)** | **(111,902)** |
| Net loss | - | - | | 82,781 | **82,781** |
| Owner's Distribution | - | - | (7,304) | | **(7,304)** |
| Balance, at December 31, 2020 | **10,000,000** | **100** | **544,019** | **(580,543)** | **(36,425)** |

**The accompanying notes are an integral part of these financial statements.**

**PAKT, INC.**

**STATEMENTS OF CASH FLOWS**

**FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019**

**(Unaudited)**

| | 2020 | 2019 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net loss | **82,781** | **(578,732)** |
| Adjustments to reconcile net loss | | |
| to net cash provided by (used in) operating activities: | 101 | 395 |
| Decrease (Increase) in: | | |
| Accounts receivable | (2,900) | 0 |
| Inventory | 189,273 | (113,671) |
| Prepaid expenses | (40,507) | (2,904) |
| Increase (Decrease) in: | | |
| Accounts payable | 10,201 | 19,615 |
| Corporate income tax payable | 445 | 511 |
| Deferred revenue | (449,859) | 471,700 |
| Accrued expenses | (40,274) | 40,274 |
| Net cash used in operating activities | **(250,738)** | **(162,812)** |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| New borrowings | 326,344 | 151,372 |
| Dividends | (7,304) | (21,293) |
| Net cash provided by financing activities | **319,040** | **130,079** |
| NET INCREASE (DECREASE) IN CASH | **68,302** | **(32,733)** |
| CASH, BEGINNING | 135,888 | 168,621 |
| CASH, ENDING | **204,190** | **135,888** |

**PAKT INC.**
**NOTES TO FINANCIAL STATEMENTS**
**AS OF DECEMBER 31, 2020 AND 2019**

NOTE 1 – NATURE OF OPERATIONS

Pakt Inc. (which may be referred to as the “Company”, “we,” “us,” or “our”) was organized as a Delaware corporation on September 12, 2017. The Company is an internet-based retailer that produces and sells travel bags and travel accessories. The Company’s headquarters are in New York. The company began operations in 2017.

Since Inception, the Company has relied on contributions from owners and the issuance of notes payable and founder contributions to fund its operations. As of December 31, 2020, the Company had an accumulated deficit and will likely incur additional losses prior to generating positive retained earnings. These matters raise substantial concern about the Company’s ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $204,190 and $135,888 of cash on hand, respectively.

Inventory

Inventory is stated at the lower of cost or net realizable value. Cost is determined by the first-in, first-out (FIFO) method.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from five to seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2019.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation

allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2020 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2020. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2019, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling travel bags and travel accessories. The Company's payments are generally collected upfront. For years ending December 31, 2020 and 2019 the Company recognized $1,890,110 and $591,519 in gross revenue, respectively.

The Company has deferred revenue totaling $21,841 and $471,700 as of December 31, 2020 and 2019 respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2020 and 2019, the Company had $2,900 and $0 in accounts receivable respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred. For the years ended December 31, 2020 and 2019, the Company incurred $239,874 and $116,401 respectively in marketing costs.

Presentation of Sales Tax

The Company's policy is to present taxes collected and remitted to the State of New York on a gross basis. The Company records the amounts collected as sales and reports payments to the State as an expense when paid.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company will file its income tax return for the period ended December 31, 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA'), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward as of December 31, 2019 totaled $520,352. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

NOTE 4 – NOTES PAYABLE AND RELATED PARTIES

The Company borrowed $50,000 from CircleUp Credit Advisors on April 13, 2019 at an interest rate of 12.25%. The terms of the loan called for monthly payments including interest and a maturity date of January 7, 2020. The balance of the loan was paid in full on January 2020.

The Company received loans from related parties, its sole shareholder, Malcolm Fontier, to help fund working capital needs. Proceeds of the advances are backed by a personal line of credit of the shareholder. There are no formal repayment terms between the Company and the shareholder, however beginning in April 2020, the Company is making monthly payments to pay down the shareholder's line of credit balance. The payments include interest at a rate of 3.50% per annum. The balance owed to the shareholder as of December 31, 2020 and 2019 were $477,716 and $151,372 including accrued interest.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock:

As of December 31, 2020, the Company had authorized 10,000,000 shares of common stock, par value $0.00001. As of December 31, 2019 and 2020, the Company had 10,000,000 shares of common stock issued and outstanding.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company leases its offices in Rochester, New York at a rate of $325 per month. The lease period runs from October 1, 2019 through September 30, 2020 and the Company has a right to renew for one year at the end of the lease term. In addition to the monthly lease expense the Company is also responsible for cleaning and interior repairs and improvements.

Future minimum lease payments are detailed as follows as of December 31, 2020:

| | |
|---|---|
| 2021 | $2,925 |
| 2022 | $0 |
| 2023 | $0 |
| 2024 | $0 |
| 2025 | $0 |

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

PPP Loan

In 2021, the Company entered into a Paycheck Protection Program Loan ("PPP Loan") through the Small Business Administration for a total of $51,112. The Company can apply for forgiveness of the amount due for costs incurred for payroll costs, payment on a covered rent obligation, and any covered utility payment.

Anticipated Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management's Evaluation

Management has evaluated subsequent events through March 29, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

## EXHIBIT B

*Offering Page found on Intermediary's Portal.*

Republic

| | |
|---|---|
| **Company Name** | Pakt |
| **Logo** | |
| **Headline** | Exceptionally well-designed gear built for the modern traveler. |
| **Hero Image** |  Pakt. Keep travel simple. |
| **Tags** | Social Impact, Minority Founders, Eco, Consumer Goods, Coffee, B2C, $1M+ revenue, Coming soon |

**Pitch text**

## Summary

- $4.6M in lifetime revenue with 24,000+ units sold to date
- Even during COVID, revenue grew to $1.4M in 2020, a 32% YoY increase
- A strong DTC model paired with strategic retail and licensing partnerships
- Engaged, enthusiastic community of 75K+ people across the globe
- Social media engagement that's 540% higher than the industry average
- Created SeaHive, an initiative to fight ocean pollution
- This is our first fundraising effort

**Problem**

# Most of today's travel gear hasn't kept up with changing customer expectations

Modern travelers are environmentally and socially conscious, so they expect the same of their travel products. These discerning customers support brands they feel good about through an authentic connection before and after a purchase.

Much of the quality travel gear available to customers is from legacy brands operating with business models, environmental practices, and styles that are out of sync with customer needs and wants.









### Solution

## Keep travel simple. Experience more.

At Pakt, we create unique, refined, and responsibly-sourced travel accessories for our growing community of environmentally-conscious travelers.

### Pakt creates some of the best travel accessories available.

More importantly though, we operate a customer-centric, direct-to-consumer brand. The result is strong connections, a sense of community, and some passionate loyal customers.


SNARL
ZEN

Lead by a designer founder who is also an environmentalist, we are obsessed with creating products that are built to last, and doing so with the earth in mind.


Malcolm Fontier
Pakt Founder & CEO

#### Product

## Exceptional products that are made to last a lifetime of adventures

### Innovation and attention to detail define all Pakt products.

Travel is trending toward more casual and adventurous, so consumers want gear that matches their go-anywhere style, while also being built to last. People are also working from anywhere and everywhere, so they demand versatile products that serve both business and leisure functions.


The Pakt
Travel Backpack
★★★★★ 4.66
Obsessively designed, incredibly organized & packed with features.
A new standard in travel gear.
Designed in collaboration with gear guru, Chase Reeves
Packed with over 20 features
Materials made from recycled single-use plastics
"One hell of a travel companion for almost every situation imaginable."
Carryology


The Pakt
Travel Coffee Kit
4.63
"A portable pourover coffee maker, so there are no caffeine sacrifices."
FAST COMPANY
Everything you need to make barista-quality coffee in one sleek, portable package.
First of its kind kit complete with an electric kettle
Compact, durable, airline carry-on friendly
International Housewares Association Global Innovation Award Winner 2020


The Pakt One
★★★★★ 4.79
Lightweight, durable, stylish, and organized. Travelers, meet your new sidekick.
A bag with it's own cult following
Innovative dual-compartment zip-around design
Backed by a lifetime guarantee
"Pakt could become my go-to for travel years to come."
BUSINESS INSIDER

**Traction**

## We launched with a bang and never looked back



Pakt launched in response to the requests of thousands of soon-to-be customers for a discontinued bag. With the support of nearly 7,000 backers pledging over 2 million dollars, the bag was successfully crowdfunded, and the Pakt brand was born.

In the 3 years since launching, we've grown our audience and product line while raising the bar for product quality, eco-friendly practices, and the customer experience.


Even with COVID-19 crushing the travel industry, Pakt's 2019 to 2020 revenue grew by 32%
$4.6M
Lifetime Revenue
24K +
Units Sold
$117K
Avg. Monthly E-Commerce Revenue (Q4 2020)
2020 Community Growth: 150%
Instagram Engagement Rate: 540% higher than industry average

**Customers**

## Popular demand, collaboration, & community

After a bag designed by our founder's previous company appeared in the popular documentary, *Minimalism*, Malcolm Fontier and The Minimalists received thousands of requests to bring the bag back.

Those fans and that community-driven approach are the foundation of the brand today. It's also been made clear that our messaging, design, and timing are all perfectly aligned.


NETFLIX
MINIMALISM
A DOCUMENTARY ABOUT THE IMPORTANT THINGS

## An engaged enthusiastic community of more than 75,000 customers, followers, and subscribers around the world

# A Diversified Customer Base


Canada
6%
US
63%
Europe
17%
Asia
7%
Oceania
4%

53% Female

47% Male

**66% of Pakt customers are in the 25-44 age group that includes active & valuable millennials.**



**gettingtoeverywhere**
Tinos Island, Cyclades Greece





**imgloriaann**
Detroit, Michigan





**thehuntersvanlife**
Shenandoah National Park





**our_landyacht**
Portland, Oregon





**pwgfreestyle**
Malmö, Sweden





**made2travel**
Whistler, Canada





**saltywildhearts**
Haute-Savoie

> “
>
> I love the materials, the thoughtfulness of the products resourced, the factories and the collaborations that were done




to make this bag... I feel proud to own this bag and support this company. Great product and great mission.
Dhon
Pakt Customer
alexetiawan_
Indonesia
Thank you so much for such an awesome, well thought out product. I will be a Pakt customer for life as I'm sure your company will be around for a long time with such quality, functional products.
Oh, and thank you for the PLASTIC FREE PACKAGING!
Pakt Customer

**Business Model**

# A winning recipe

### We're a direct-to-consumer and very customer-centric brand.

Our strategy of using crowdfunding product launches followed with e-commerce long-term sales has built a strong community and impressive per product numbers.


3
Crowdfunding Campaigns To Date
$1.07M
Avg. Crowdfunding Raise
3
New Campaigns Planned for Next 18 Months
9
New Products Planned for Launch in 2021

**$253**
Avg. Pakt Product Retail Price

**$24K**
Avg. Monthly E-Commerce Revenue per Product

**75.86% Average Product Profit Margin**

**4.1 Hrs.**
Avg. Customer Service Response Time
*(Industry Avg. 12.1 hrs.)*

**96.5%**
Customer Satisfaction Rating
*(Industry Avg. 80%)*



**Our dedicated customer service team is focused on going "above and beyond" with a proven record of happy customers.**

**We compliment our direct-to-consumer model with strategic retail and licensing partnerships when appropriate.**

### Market

## Serving a changing $22B market with product fit and agility

### Yes, COVID changed the way we live, work and travel, but...

The desire to travel, the need for great gear, and the $22.8 billion global luggage market haven't gone anywhere. They just look a little different.

## Some trends like remote work and 'digital nomading' were already happening before the pandemic accelerated them.

More countries are starting to offer visas to remote workers.

x3

Number of Airbnb reviewers mentioning *"remote working"* has tripled since last year.

Number of digital nomads in the US grew by 49% just in the past year!

*From 7.3 million in 2019 to 10.9 million in 2020.*
*— MBO partners*

Roadtrip travel (including RVs & "van lifers") has increased by nearly 40% in the US from 2019 to 2020



# Pakt is a brand that's perfectly positioned to be the go-to brand for on-the-go lifestyles.

### What's more exciting than an addressable market that literally grows every day?

More and more customers are not only interested in, but actually demand, responsibly-sourced products and supply chain transparency. Fortunately, that's been our MO since day 1!

## Fewer people (44%) place product price among the most important attributes compared to:

social responsibility

**71%**

environmentally-friendly business practices

**68%**

giving back to the local community

**68%**

## After learning a brand is socially responsible, Gen-Z consumers are:

**84%**
more likely to buy their products

*[Fuse Marketing/Edleman via Forbes]*



**Gen Z** **Millennials**

73% of Gen Z and 68% of Millennials are willing to pay more for sustainable products.
*[Business Wire]*



## Competition

## Combining approachability, function, and style

Pakt occupies a unique space in a large but hyper-fragmented travel accessories market. There's a great opportunity to scale the brand through a continued focus on the community and high quality, distinctive products that are responsibly-sourced and tailored to these unique times.

### Very few, if any, other companies have as impressive a list of customer-friendly policies and product traits:


This isn't just a backpack, the Pakt team seems very committed to keeping in touch, making sure the product they sold you is still working.
I don't need to worry about having an issue, I know that if one does come up, I can resolve it quickly with the support team.
Demetri
Pakt Customer
Community Driven
Customer-Centric Approach
Top-Quality Product
Distinct & Modern Design Style
Lifetime Warranties & Satisfaction Gaurantee
Social Responsibility
Environmental Responsibility



#### Vision

## Expect more, expect better

We aim to be the go-to brand that conscientious consumers turn to for the accessories that perfectly complement their epic globetrotting trips as well as their everyday adventures.

Of course we're excited about expanding our line with amazing new products, but we're even more excited about the opportunity for our business to lead by example. Our hope is that our efforts to raise the bar around how business is done and products are made will result in you, the customer, expecting more from all the companies you support. **That's when real change happens!**


CLIMATE NEUTRAL
PLASTIC-FREE PACKAGING
SEAHIVE
They've created a community where the term 'customer' doesn't seem to appropriately describe those of us that buy their products.
Pakt has given me a different lens with which to view and evaluate the objects I purchase and own. For that, I thank them.
Bob
Pakt Customer

### Investors

# This is our first fundraising effort.

### All growth to this point has been funded through product sales and a single traditional loan.

We believe we've built a great foundation for a thriving, lasting, and respected brand. With an awesome team and a proven business, we are well-positioned to scale up and achieve big things. Our main focus for the next two years is building out the product line.


Your contribution to the funds we raise will be applied in the following way:
Campaign Marketing Expenses
Working Capital, Sales/Marketing
Intermediary Fees
10 - 15%
14 - 27%
6%
52 - 70%
Product Development
Pakt has 9 new products planned for launch in the next 12 months

**Founders**

## Designer, entrepreneur, conservationist, nomad



**Malcolm Fontier, Founder & CEO**

A designer by training, a builder at heart, and obsessive by nature. My awesome team and I are working to change the perception of "doing business." We aim to raise the bar for both environmental and social responsibility while having more fun than most think is possible in business.

## Our small but efficient team is a productivity powerhouse

## Our distributed team keeps overhead to an absolute minimum and allows us to live the modern mobile lifestyles that we produce products for.



**Sara Edwards**
**Los Angeles, CA**
**Creative & Community**

"I'm incredibly proud to work beside passionate and talented team members, at a company we have built from the ground up to consistently challenge the status quo."



**Melissa Kieffer**
**Rochester, NY**
**Operations**

"Pakt's culture is driven by a unique set of core values and personalities, and we've built a team that I am both lucky and proud to work with."



**Marie Thompson**
**Portland, ME**
**Design Lead**

"As a designer and world traveler, I strive to create thoughtfully engineered products that will enhance every type of adventure."



**Elizabeth Sciarillo**
**Los Angeles, CA**
**Community Support Lead**

"Pakt is the best company to work for in that we constantly foster growth, creativity, customer centric approaches, and entrepreneurial mindsets."



**Emma Abbott**
**Baltimore, MD**
**Marketing Lead**

"Pakt proves a company can have incredibly high standards and stick to its principles, while still having fun along the way. Balancing creativity and productivity is what we do best. "

**Team**

| | | |
|---|---|---|
|  | Malcolm Fontier | Founder & CEO |
|  | Emma Abbott | Marketing Lead |
|  | Marie Thompson | Design Lead |
|  | Melissa Kieffer | Operations |
|  | Elizabeth Sciarillo | Community |
|  | Sara Edwards | Creative & Community |

**Perks**

| | |
|---|---|
| **$500** | $75 Pakt Store Credit Quarterly investor email updates |
| **$1,000** | $150 Pakt Store Credit Quarterly investor email updates A personalized 15% discount code for use at paktbags.com that's shareable with friends and family, and valid for 1 year |
| **$2,000** | $300 Pakt Store Credit Quarterly investor email updates A personalized 20% discount code for use at paktbags.com that's shareable with friends and family, and valid for 1 year Early bird access to all product launches |
| **$5,000** | $500 Pakt Store Credit Quarterly investor email updates A personalized 25% discount code for use at paktbags.com that's shareable with friends and family, and valid for 1 year Early bird access to all product launches |
| **$10,000** | $750 Pakt Store Credit Quarterly investor email updates A personalized 30% discount code for use at paktbags.com that's shareable with friends and family, and valid for 1 year Early bird access to all product launches 24/7 access to a private investor Slack channel with our founder and team |
| **$25,000** | $1000 Pakt Store Credit Quarterly investor email updates A personalized 30% discount code for use at paktbags.com that's shareable with friends and family, and valid for 2 years Early bird access to all product launches 24/7 access to a private investor Slack channel with our founder and team Invitations to weigh in on design decisions Participation in our Investor Advisory Panel |

**FAQ**

| Question | Answer |
|---|---|
| **Why would I reserve now instead of waiting until it goes live?** | Placing a reservation on the Pakt campaign during this pre-launch “testing the waters” phase reserves your spot to invest when the campaign goes live. There will be a cap on how much we will raise, so if there’s a lot of demand and we hit the cap before you invest you would no longer be able to invest. Another reason to place a non-binding reservation is simply to show support for a campaign that you believe in. |
| **If I don’t make a reservation, can I still invest?** | Yes, you can wait until our campaign is live to invest. As long as you make your investment before we reach the upper limit of our investment goal you can invest anytime the campaign is active. |
| **What if I want to edit my investment reservation?** | No problem! You can increase or decrease your investment reservation until the offering begins accepting investment commitments and you confirm your investment. |
| **Can I cancel my investment reservation if I change my mind?** | You can cancel or decrease your non-binding investment reservation any time up to when the offering goes live. If after the offering begins accepting investment commitments and you confirm your investment then you can cancel your investment and receive a refund up until 48 hours before the campaign deadline or a closing, whichever comes first, after which point your investment is final. Republic considers reducing your investment commitment to be equivalent to cancelling your investment and making a new one, this means you cannot reduce your investment commitment during the final 48 hours of a campaign, subject to each issuing company's discretion. |
| **Is a reservation an investment?** | No. This is only a fully cancellable, no obligation reservation to invest at a later date. To make a reservation you will enter payment info but you will not be charged unless, and until, the offering starts and you confirm your investment. |
| **How do I earn a return?** | We will do everything we can to grow Pakt and increase the company’s value which will give you the best chance of making a return on your investment down the road. The SAFE will convert to equity when certain “trigger events” occur upon an acquisition, IPO, or another round of financing. You can read more about the SAFE here. |
| **Why did you choose to raise via Equity Crowdfunding?** | We launched our business through a donation-based product crowdfunding campaign on Indiegogo and we've run 2 additional successful product campaigns on Kickstarter and Indiegogo since then. We know crowdfunding well and we credit much of our success and our passionate community to it. So, it feels natural to return to the crowd rather than pursue other fundraising options. |
| **When will I be charged?** | Once we file our Form C, you will be prompted to confirm your investment commitment. Then your selected payment method will be charged once you click to confirm your investment. Pakt expects to file the Form C by the end of this month (March, 2021). |

## EXHIBIT C

*Form of Crowd SAFE*

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

**Pakt, Inc.**

**Crowd SAFE**
**(Crowdfunding Simple Agreement for Future Equity)**

**Series 2021**

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Pakt, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $9,000,000.

See Section 2 for certain additional defined terms.

**1. *Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(iii) If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE, as contemplated in this Section 1(a), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this Crowd Safe to Capital Stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Class A Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii) If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Not withstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section

1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued Capital Stock, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment contemplated in Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

**2.** ***Definitions***

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means the Company's common stock, consisting of (i) shares of Class A Common Stock, par value $0.00001 per share (the "**Class A Common Stock**"), and (ii) shares of Class F Common Stock, par value $0.00001 per share (the "**Class F Common Stock**").

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

“**Intermediary**” means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

“**IPO**” means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

“**Liquidity Capitalization**” means the number, as of immediately prior to the Liquidity Event, of shares of the Company’s capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

“**Liquidity Event**” means a Change of Control or an IPO.

“**Liquidity Price**” means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

“**Lock-up Period**” means the period commencing on the date of the final prospectus relating to the Company’s IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

“**Preferred Stock**” means the preferred stock of the Company.

“**Regulation CF**” means Regulation Crowdfunding promulgated under the Securities Act.

“**SAFE**” means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

“**SAFE Price**” means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

**3.** ***Company Representations***

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in

accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g) The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h) The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

**4.** ***Investor Representations***

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j) If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k) The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l) The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

**5. *Transfer Restrictions*.**

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or

(B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

**6.** ***Miscellaneous***

(a) The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b) Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more

general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g) All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, New York. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j) The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k) The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

**PAKT, INC.**
By:
Name: Malcolm A. Fontier
Title: Director, President, CEO, Treasurer and Secretary
Address: 2000 Winton Road, Bldg 4, Suite LL3, Rochester, NY 14618
Email: Investors@paktbags.com

**INVESTOR:**
By:
Name:

**Exhibit A – CF Shadow Share Proxy**

## Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated [Date of Crowd SAFE] between Pakt, Inc., a Delaware corporation (the "***Company***") and [Investor Name] ("***Stockholder").*** Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Crowd SAFE. In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.
   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has all the necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.

b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

| **INVESTOR:** | **INTERMEDIARY:** |
|---|---|
| By: | By: |
| Name: | Name: Authorized Signatory, OpenDeal Portal LLC d/b/a Republic |
| Date | Date |

**EXHIBIT D**

*Video Transcript*

There aren't many product companies that are comfortable saying that they value experiences over products, but that's exactly what we do at Pakt.

I'm Malcolm Fontier, the founder and CEO of Pakt. We describe Pakt like the Anthony Bourdain of travel gear... No bullshit. No ego. Just a top quality product that's all about enabling an authentic, immersive experience. If that sounds like your kind of travel, Pakt is your kind of gear.

Travel is often responsible for our most memorable experiences while opening our eyes to different cultures. To do that travel you want to have great gear that compliments your go-anywhere, do-anything style. Gear that takes some of the headaches out of travel and makes you want to do more of it. Ideally, your gear is also environmentally-friendly and responsibly-sourced. Above all, you want a company that listens to its customers and you feel good about supporting. Meet Pakt.

We're a direct-to-consumer and *very* customer-centric brand. In fact, we launched in response to thousands of vocal would-be customers' requests.

After a bag designed by my previous company appeared on Netflix in the popular documentary, *Minimalism*, requests to bring the bag back started flooding in. In 2017, The Minimalists and I teamed up to introduce a new and improved version called The Pakt One. With the support of nearly 7,000 backers pledging over 2 million dollars, the bag was successfully crowdfunded, and the Pakt brand was born.

It's natural that the same community became the core of our brand.

Innovation and attention to detail define all of Pakt's products. We're obsessed with creating exception products that are built to last, and designed with the earth in mind. At the moment, people may not be flying to international vacation destinations as much as we did before, but we're still very mobile. Also, we're certain the travel that we all know and love will come back. The products we're planning on adding to our line will make the perfect sidekick for your everyday adventures, as well as the once in a lifetime ones.

Excitingly, Pakt is a brand that's perfectly positioned to be the go-to brand for all types of mobile lifestyles.

It also feels natural to return to the crowd to raise the funds that we need for the next phase of growth. Much of the three years since we launched have been spent building the foundation for a thriving, lasting, and respected brand. Our awesome team is a productivity powerhouse and we've proven the Pakt model through two more successful product launches. Now, it's time to build out the product line and scale the business.

As you'll see in our campaign, our brand is gaining great traction and momentum. We launched and grew to this point through collaboration and the support of an awesome community. It's a

successful and fun way to grow a business, hopefully with a lot of growth still to come! We hope you'll join us.

**EXHIBIT E**

*Pitch Deck*

# Pakt.

## Investor Deck

**Exceptionally well-designed gear built for the modern traveller.**



V4-A-032221

# Before we start...

**Pakt explained in less "businessy" terms:**

Pakt is like the Anthony Bourdain of travel bags.

No bullshit. No ego. Just a top quality product that's all about enabling an authentic, immersive experience. That experience might involve getting drunk with locals while sharing great conversation over an amazing meal. If that sounds like your kind of travel, Pakt is your kind of gear.



# Traction

**Pakt has raised the bar for product quality, eco-friendly practices, and the customer experience.**

**Even with COVID crushing the travel industry, Pakt's 2019 to 2020 revenue grew by 32%.**

- **2020 Revenue: $1.41 million**
- **First crowdfunding campaign raise: $2,066,586**
  (A donation based product campaign on Indiegogo for the Pakt One bag)
- **Customer Satisfaction Rating: 95.7%**
  (Internet retailer industry average is 80%, source: geckoboard.com)
- **Instagram Engagement Rate: 540% higher than industry average**
  (Pakt: 2.0% vs E-commerce Industry Average: 0.47%; source: socialinsider.io)
- **Engaged, enthusiastic community of more than 75,000 customers, followers, and subscribers**



# Opportunity

**Today's discerning customers support brands they feel good about through an authentic connection before *and* after a purchase.**

Yes, Pakt creates some of the best travel accessories available.

More importantly though, we operate a customer-centric, direct-to-consumer brand. The result is strong connections, a sense of community, and some passionate loyal customers.

*"I love the materials, the thoughtfulness of the products resourced, the factories and the collaborations that were done to make this bag... I feel proud to own this bag and support this company. Great product and great mission."* – Dhon [Pakt Customer]





# Popular Demand & Collaboration

After a bag designed by our founder's previous company appeared in the popular documentary, *Minimalism*, Malcolm Fontier and The Minimalists received thousands of vocal requests to bring the bag back. In 2017, they teamed up to introduce a new and improved version – The Pakt One. With the help of nearly 7,000 backers and $2 million later, the bag was successfully crowdfunded on Indiegogo, and the Pakt brand was born.

Those fans and that community-driven approach are the foundation of the brand today. It's also been made clear that our messaging, design, and timing are all perfectly aligned.

MINIMALISM
A DOCUMENTARY ABOUT THE IMPORTANT THINGS

NETFLIX

P.



## Expect more. Expect better.

Lead by a designer founder who is also an environmentalist, we are obsessed with creating exceptional products that are built to last, and doing so with the earth in mind. Innovation and attention to detail define all Pakt products.

***"Love my PAKT... I rarely highlight "Things", but this, along with a few others, is true quality."***
– Steve Q. [Pakt customer]

P.

# Pakt Products at a Glance



## The Pakt One

★★★★★ 4.78

Lightweight, durable, stylish, and organized. Travelers, meet your new sidekick.

*"A bag called Pakt One caught my eye... I could make it work for a week..."*

Forbes



## Travel Coffee Kit

★★★★☆ 4.63

Everything you need to make barista-quality coffee in one sleek, portable package.

*"A portable pourover coffee maker so there are no caffeine sacrifices."*

FAST COMPANY



## Travel Backpack

★★★★☆ 4.62

Obsessively designed, incredibly organized & packed with features. The new standard in travel gear.

*"One hell of a travel companion for almost every situation imaginable"*

Carryology



# A Winning Recipe

Our strategy of using crowdfunding product launches followed with e-commerce longterm sales has built a strong community and impressive per product numbers.

- **Units sold to date: 24,000+**
- **Average Pakt product retail price: $253**
- **Average Product Profit Margin: 75.86%**
- **Kickstarter/Indiegogo product crowdfunding campaigns to date: 3 that avg. over $1 million each**
- **New product launch plans in the next 18 months: 9 products with 3 product crowdfunding campaigns**

*"Thank you so much for such an awesome, well thought out product. I will be a Pakt customer for life as I'm sure your company will be around for a long time with such quality, functional products. Oh, and thank you for the PLASTIC FREE PACKAGING!"*

– Pakt Customer

P.

# Projections

**Growth? Check.**
**Efficiency? Check.**
**Profitability? Here we come.**

A successful 2021 fundraising effort will give us 18 months of runway and enable our product development and marketing plans.

*"... Pakt could become my go-to for travel for years to come."*

BUSINESS INSIDER



$10m
$9m
$8m
$7m
$6m
$5m
$4m
$3m
$2m
$1m
$0
Revenue
Burn Rate
Losses
$1.4mm 2020 Revenue
$194k 2020 loss
$129k/mo Burn rate
Today
Profitability
Period of heavy investment setting up the business processes
2017
2018
2019
2020
2021
2022
2023
2024
2025

P.

# The Ask

**Raising: $1.07 million**

Financial History: This is our first fundrasing effort. Up to this point we are bootstrapped, 100% founder owned, with just a single traditional loan.

**Use of Funds:**
- Intermediary Fees: 6%
- Campaign marketing expenses: 10-15%
- Working capital, sales/marketing: 14-27%
- Product development: 52-70%

*"Malcolm runs a very lean and efficient operation. At BikeMinds [Malcolm's previous company], we accomplished more per dollar than anywhere else I've worked."*
– Joseph Mink, Former Employee

## Minimum Proceeds Raise Budget


Intermediary Fees
6.0%
Campaign marketing expenses or related reimbursement
10.0%
Working capital, sales and product marketing
14.0%
Product development
70.0%

## Maximum Proceeds Raised Budget


Intermediary Fees
6.0%
Campaign marketing expenses or related reimbursement
15.0%
Product development
52.0%
Working capital, sales and product marketing
27.0%

# The [Awesome] Team

Our small but efficient team is a productivity powerhouse. We have well-balanced skill sets, experience, and personalities on the team enabling us to cover all the necessary departments in house.

Our distributed team keeps overhead to an absolute minimum and allows us to live the modern mobile lifestyles that we produce products for.

Pakt team members also share common interests in the environmental and social responsibility that is so central to the brand.



## Malcolm Fontier

CEO & Founder

- 20 years of experience as a founder & entrepreneur
- extensive product design, sourcing, and launch experience



## Marie Thompson

Design & Sourcing

- Led the development of L.L.Bean's travel luggage



## Melissa Kieffer

Operations

- Startup HR, PM and operations experience
- former special education teacher



## Elizabeth Sciarillo

Community Support

- Previously founded and operated a non-profit



## Emma Abbott

Marketing & Partnerships

- Years of experience in prominent agencies and an in-house travel brand



## Sara Edwards

Creative Ops & Community

- A talented photographer and videographer now managing all media efforts

# COVID, the Travel Industry, & Pakt

People may not be flying to international vacation destinations as much as we did before, but we are still very mobile. Also, we are certain the travel industry will bounce back.

• Roadtrip travel that includes RVs and "van lifers" has increased by nearly 40% in the US over 2019 (aftermarketnews.com)

• Travel is trending toward more casual and adventurous, so consumers want gear that matches their go-anywhere style, while also being built to last.

• People are working from anywhere and everywhere, so they demand versatile products that serve both business and leisure functions.

**Excitingly, Pakt is a brand that's perfectly positioned to be the go-to brand for on-the-go lifestyles.**



## Responsiblility & Transparency

Simply throwing around words like “sustainable” isn’t enough for more and more demanding customers, or the planet. At Pakt, responsible practices are the honest and very visible foundation of everything we do.

- **Transparency with manufacturing partners**
- **Eco-friendly materials**
- **Created SeaHive, a plastic-free packaging initiative**
- **We operate carbon neutral as of January 2021**

CLIMATE NEUTRAL


Did you notice your bag didn't use any plastic packaging?
SEAHIVE

# Thank you.

Pakt has been built upon collaboration with like-minded partners. It's a fun and successful strategy that we look forward to continuing.

We hope you'll join us.

## Contact

Malcolm Fontier
Founder & CEO
malcolm@paktbags.com

www.paktbags.com


Congratulations!
#paktcoffee

**EXHIBIT F**

*Testing the Waters Materials*

# PRE-SALE WELCOME EMAIL 1. 3.15.21 (LEGAL APPROVED)

## 3/15 & 3/22: Pre-Sale Welcome Email

Subject: The future of Pakt

Hi (name)

I have some exciting news- Pakt has grown a lot since our launch in 2017. We've launched multiple successful products, built an awesome team, and cultivated an enthusiastic, engaged community of over 75,000 customers and fans. We have no plans of slowing down but, reaching the next phase of growth will require additional capital.

This is why we're running an equity crowdfunding campaign for Pakt. This gives everyone a chance to invest in our growing business and share in our success.

We're hosting our campaign on the respected equity crowdfunding platform, Republic. We invite you to learn more, and consider making a reservation of your investment by heading to the campaign page.

As you know, this venture has been our tireless pursuit for the past couple of years:

- **Our mission is to create unique and refined, responsibly-sourced travel accessories for our growing community of environmentally-conscious travelers.**
- **We have generated $4.62M in lifetime revenue with +25,000 units sold to date**
- **Pakt has cultivated an engaged, enthusiastic community of 75K+ people across the globe**
- **We accomplished so much in our first three years, and have multiple launches planned for 2021.**

**How you can get involved:**

We invite you to make a reservation of your investment by heading to the campaign page:.

Thanks for your consideration and for being a part of this journey thus far!

Thanks!

(Name)

Disclosures:

No money or other consideration is being solicited, and if sent in response, will not be accepted; No offer to buy the securities can be accepted and no part of the purchase price can be received

# PRE-SALE WELCOME EMAIL 1. 3.15.21 (LEGAL APPROVED)

and a person's indication of interest involves no obligation or commitment of any kind.

Republic

**Company Name**

Pakt

**Logo**

**Headline**

Exceptionally well-designed gear built for the modern traveler.

**Hero Image**


Pakt.
Keep travel simple.

**Tags**

Social Impact, Minority Founders, Eco, Consumer Goods, Coffee, B2C, $1M+ revenue, Coming soon

**Pitch text**

## Summary

- $4.6M in lifetime revenue with 24,000+ units sold to date
- Even during COVID, revenue grew to $1.4M in 2020, a 32% YoY increase
- A strong DTC model paired with strategic retail and licensing partnerships
- Engaged, enthusiastic community of 75K+ people across the globe
- Social media engagement that's 540% higher than the industry average
- Created SeaHive, an initiative to fight ocean pollution
- This is our first fundraising effort

**Problem**

## Most of today's travel gear hasn't kept up with changing customer expectations

Modern travelers are environmentally and socially conscious, so they expect the same of their travel products. These discerning customers support brands they feel good about through an authentic connection before and after a purchase.

Much of the quality travel gear available to customers is from legacy brands operating with business models, environmental practices, and styles that are out of sync with customer needs and wants.









### Solution

## Keep travel simple. Experience more.

At Pakt, we create unique, refined, and responsibly-sourced travel accessories for our growing community of environmentally-conscious travelers.

## Pakt creates some of the best travel accessories available.

More importantly though, we operate a customer-centric, direct-to-consumer brand. The result is strong connections, a sense of community, and some passionate loyal customers.


SNARL
ZEN

Lead by a designer founder who is also an environmentalist, we are obsessed with creating products that are built to last, and doing so with the earth in mind.


Malcolm Fontier
Pakt Founder & CEO

### Product

# Exceptional products that are made to last a lifetime of adventures

### Innovation and attention to detail define all Pakt products.

Travel is trending toward more casual and adventurous, so consumers want gear that matches their go-anywhere style, while also being built to last. People are also working from anywhere and everywhere, so they demand versatile products that serve both business and leisure functions.


The Pakt
Travel Backpack
★★★★★ 4.66
Obsessively designed, incredibly organized & packed with features.
A new standard in travel gear.
• Designed in collaboration with gear guru, Chase Reeves
• Packed with over 20 features
• Materials made from recycled single-use plastics
"One hell of a travel companion for almost every situation imaginable."
Carryology


The Pakt
Travel Coffee Kit
4.63
"A portable pourover coffee maker, so there are no caffeine sacrifices."
FAST COMPANY
Everything you need to make barista-quality coffee in one sleek, portable package.
First of its kind kit complete with an electric kettle
Compact, durable, airline carry-on friendly
International Housewares Association Global Innovation Award Winner 2020


The Pakt One
★★★★★ 4.79
Lightweight, durable, stylish, and organized. Travelers, meet your new sidekick.
A bag with it's own cult following
Innovative dual-compartment zip-around design
Backed by a lifetime guarantee
"Pakt could become my go-to for travel years to come."
BUSINESS INSIDER

**Traction**

## We launched with a bang and never looked back



Pakt launched in response to the requests of thousands of soon-to-be customers for a discontinued bag. With the support of nearly 7,000 backers pledging over 2 million dollars, the bag was successfully crowdfunded, and the Pakt brand was born.

In the 3 years since launching, we've grown our audience and product line while raising the bar for product quality, eco-friendly practices, and the customer experience.


Even with COVID-19 crushing the travel industry, Pakt's 2019 to 2020 revenue grew by 32%
$4.6M
Lifetime Revenue
24K +
Units Sold
$117K
Avg. Monthly E-Commerce Revenue (Q4 2020)
2020 Community Growth: 150%
Instagram Engagement Rate: 540% higher than industry average

**Customers**

## Popular demand, collaboration, & community

After a bag designed by our founder's previous company appeared in the popular documentary, *Minimalism*, Malcolm Fontier and The Minimalists received thousands of requests to bring the bag back.

Those fans and that community-driven approach are the foundation of the brand today. It's also been made clear that our messaging, design, and timing are all perfectly aligned.


NETFLIX
MINIMALISM
A DOCUMENTARY ABOUT THE IMPORTANT THINGS

## An engaged enthusiastic community of more than 75,000 customers, followers, and subscribers around the world

# A Diversified Customer Base


Canada
6%
US
63%
Europe
17%
Asia
7%
Oceania
4%

53% Female

47% Male

**66% of Pakt customers are in the 25-44 age group that includes active & valuable millennials.**



**gettingtoeverywhere**
Tinos Island, Cyclades Greece



**imgloriaann**
Detroit, Michigan



**thehuntersvanlife**
Shenandoah National Park



**our_landyacht**
Portland, Oregon



**pwgfreestyle**
Malmö, Sweden



**made2travel**
Whistler, Canada

"

I love the materials, the thoughtfulness of the products resourced, the factories and the collaborations that were done



**saltywildhearts**
Haute-Savoie


to make this bag... I feel proud to own this bag and support this company. Great product and great mission.
Dhon
Pakt Customer
alexetiawan_
Indonesia
Thank you so much for such an awesome, well thought out product. I will be a Pakt customer for life as I'm sure your company will be around for a long time with such quality, functional products.
Oh, and thank you for the PLASTIC FREE PACKAGING!
Pakt Customer

### Business Model

## A winning recipe

### We're a direct-to-consumer and very customer-centric brand.

Our strategy of using crowdfunding product launches followed with e-commerce long-term sales has built a strong community and impressive per product numbers.

**3**
Crowdfunding Campaigns To Date

**$1.07M**
Avg. Crowdfunding Raise

**3**
New Campaigns Planned for Next 18 Months

**9**
New Products Planned for Launch in 2021



**$253**
Avg. Pakt Product Retail Price

**$24K**
Avg. Monthly E-Commerce Revenue per Product

**75.86% Average Product Profit Margin**

**4.1 Hrs.**
Avg. Customer Service Response Time
*(Industry Avg. 12.1 hrs.)*

**96.5%**
Customer Satisfaction Rating
*(Industry Avg. 80%)*



**Our dedicated customer service team is focused on going "above and beyond" with a proven record of happy customers.**

**We compliment our direct-to-consumer model with strategic retail and licensing partnerships when appropriate.**

### Market

## Serving a changing $82B market with product fit and agility

### Yes, COVID changed the way we live, work and travel, but...

The desire to travel, the need for great gear, and the $82 billion travel product market haven't gone anywhere. They just look a little different.


Some trends like remote work and 'digital nomading' were already happening before the pandemic accelerated them.
x3
More countries are starting to offer visas to remote workers.
Number of Airbnb reviewers mentioning "remote working" has tripled since last year.
Number of digital nomads in the US grew by 49% just in the past year!
From 7.3 million in 2019 to 10.9 million in 2020.
— MBO partners
Roadtrip travel (including RVs & "van lifers") has increased by nearly 40% in the US from 2019 to 2020



# Pakt is a brand that's perfectly positioned to be the go-to brand for on-the-go lifestyles.

### What's more exciting than an addressable market that literally grows every day?

More and more customers are not only interested in, but actually demand, responsibly-sourced products and supply chain transparency. Fortunately, that's been our MO since day 1!

**Fewer people (44%) place product price among the most important attributes compared to:**

social responsibility
**71%**

environmentally-friendly business practices
**68%**

giving back to the local community
**68%**

**After learning a brand is socially responsible, Gen-Z consumers are:**

**84%**
more likely to buy their products

*[Fuse Marketing/Edleman via Forbes]*



**Gen Z** **Millennials**

73% of Gen Z and 68% of Millennials are willing to pay more for sustainable products.
*[Business Wire]*



## Competition

# Combining approachability, function, and style

Pakt occupies a unique space in a large but hyper-fragmented travel accessories market. There's a great opportunity to scale the brand through a continued focus on the community and high quality, distinctive products that are responsibly-sourced and tailored to these unique times.

### Very few, if any, other companies have as impressive a list of customer-friendly policies and product traits:


This isn't just a backpack, the Pakt team seems very committed to keeping in touch, making sure the product they sold you is still working.
I don't need to worry about having an issue, I know that if one does come up, I can resolve it quickly with the support team.
Demetri
Pakt Customer
Community Driven
Customer-Centric Approach
Top-Quality Product
Distinct & Modern Design Style
Lifetime Warranties & Satisfaction Gaurantee
Social Responsibility
Environmental Responsibility

### Vision

# Expect more, expect better

We aim to be the go-to brand that conscientious consumers turn to for the accessories that perfectly complement their epic globetrotting trips as well as their everyday adventures.

Of course we're excited about expanding our line with amazing new products, but we're even more excited about the opportunity for our business to lead by example. Our hope is that our efforts to raise the bar around how business is done and products are made will result in you, the customer, expecting more from all the companies you support. **That's when real change happens!**


CLIMATE NEUTRAL
PLASTIC-FREE PACKAGING
SEAHIVE
They've created a community where the term 'customer' doesn't seem to appropriately describe those of us that buy their products.
Pakt has given me a different lens with which to view and evaluate the objects I purchase and own. For that, I thank them.
Bob
Pakt Customer

### Investors

## This is our first fundraising effort.

### All growth to this point has been funded through product sales and a single traditional loan.

We believe we've built a great foundation for a thriving, lasting, and respected brand. With an awesome team and a proven business, we are well-positioned to scale up and achieve big things. Our main focus for the next two years is building out the product line.



Your contribution to the funds we raise will be applied in the following way:
Campaign Marketing Expenses
Working Capital, Sales/Marketing
Intermediary Fees
6%
10 - 15%
14 - 27%
52 - 70%
Product Development
Pakt has 9 new products planned for launch in the next 12 months

#### Founders

## Designer, entrepreneur, conservationist, nomad



**Malcolm Fontier, Founder & CEO**

A designer by training, a builder at heart, and obsessive by nature. My awesome team and I are working to change the perception of “doing business.” We aim to raise the bar for both environmental and social responsibility while having more fun than most think is possible in business.

## Our small but efficient team is a productivity powerhouse

## Our distributed team keeps overhead to an absolute minimum and allows us to live the modern mobile lifestyles that we produce products for.



**Sara Edwards**
Los Angeles, CA
**Creative & Community**

"I'm incredibly proud to work beside passionate and talented team members, at a company we have built from the ground up to consistently challenge the status quo."



**Melissa Kieffer**
Rochester, NY
**Operations**

"Pakt's culture is driven by a unique set of core values and personalities, and we've built a team that I am both lucky and proud to work with."



**Marie Thompson**
Portland, ME
**Design Lead**

"As a designer and world traveler, I strive to create thoughtfully engineered products that will enhance every type of adventure."



**Elizabeth Sciarillo**
Los Angeles, CA
**Community Support Lead**

"Pakt is the best company to work for in that we constantly foster growth, creativity, customer centric approaches, and entrepreneurial mindsets."



**Emma Abbott**
Baltimore, MD
**Marketing Lead**

"Pakt proves a company can have incredibly high standards and stick to its principles, while still having fun along the way. Balancing creativity and productivity is what we do best. "

**Team**

| | | |
|---|---|---|
|  | Malcolm Fontier | Founder & CEO |
|  | Emma Abbott | Marketing Lead |
|  | Marie Thompson | Design Lead |
|  | Melissa Kieffer | Operations |
|  | Elizabeth Sciarillo | Community |
|  | Sara Edwards | Creative & Community |

**Perks**

| | |
|---|---|
| **$500** | $75 Pakt Store Credit Quarterly investor email updates |
| **$1,000** | $150 Pakt Store Credit Quarterly investor email updates A personalized 15% discount code for use at paktbags.com that's shareable with friends and family, and valid for 1 year |
| **$2,000** | $300 Pakt Store Credit Quarterly investor email updates A personalized 20% discount code for use at paktbags.com that's shareable with friends and family, and valid for 1 year Early bird access to all product launches |
| **$5,000** | $500 Pakt Store Credit Quarterly investor email updates A personalized 25% discount code for use at paktbags.com that's shareable with friends and family, and valid for 1 year Early bird access to all product launches |
| **$10,000** | $750 Pakt Store Credit Quarterly investor email updates A personalized 30% discount code for use at paktbags.com that's shareable with friends and family, and valid for 1 year Early bird access to all product launches 24/7 access to a private investor Slack channel with our founder and team |
| **$25,000** | $1000 Pakt Store Credit Quarterly investor email updates A personalized 30% discount code for use at paktbags.com that's shareable with friends and family, and valid for 2 years Early bird access to all product launches 24/7 access to a private investor Slack channel with our founder and team Invitations to weigh in on design decisions Participation in our Investor Advisory Panel |

**FAQ**

| | |
|---|---|
| **Why would I reserve now instead of waiting until it goes live?** | Placing a reservation on the Pakt campaign during this pre-launch “testing the waters” phase reserves your spot to invest when the campaign goes live. There will be a cap on how much we will raise, so if there’s a lot of demand and we hit the cap before you invest you would no longer be able to invest. Another reason to place a non-binding reservation is simply to show support for a campaign that you believe in. |
| **If I don’t make a reservation, can I still invest?** | Yes, you can wait until our campaign is live to invest. As long as you make your investment before we reach the upper limit of our investment goal you can invest anytime the campaign is active. |
| **What if I want to edit my investment reservation?** | No problem! You can increase or decrease your investment reservation until the offering begins accepting investment commitments and you confirm your investment. |
| **Can I cancel my investment reservation if I change my mind?** | You can cancel or decrease your non-binding investment reservation any time up to when the offering goes live. If after the offering begins accepting investment commitments and you confirm your investment then you can cancel your investment and receive a refund up until 48 hours before the campaign deadline or a closing, whichever comes first, after which point your investment is final. Republic considers reducing your investment commitment to be equivalent to cancelling your investment and making a new one, this means you cannot reduce your investment commitment during the final 48 hours of a campaign, subject to each issuing company's discretion. |
| **Is a reservation an investment?** | No. This is only a fully cancellable, no obligation reservation to invest at a later date. To make a reservation you will enter payment info but you will not be charged unless, and until, the offering starts and you confirm your investment. |
| **How do I earn a return?** | We will do everything we can to grow Pakt and increase the company’s value which will give you the best chance of making a return on your investment down the road. The SAFE will convert to equity when certain “trigger events” occur upon an acquisition, IPO, or another round of financing. You can read more about the SAFE here. |
| **Why did you choose to raise via Equity Crowdfunding?** | We launched our business through a donation-based product crowdfunding campaign on Indiegogo and we've run 2 additional successful product campaigns on Kickstarter and Indiegogo since then. We know crowdfunding well and we credit much of our success and our passionate community to it. So, it feels natural to return to the crowd rather than pursue other fundraising options. |
| **When will I be charged?** | Once we file our Form C, you will be prompted to confirm your investment commitment. Then your selected payment method will be charged once you click to confirm your investment. Pakt expects to file the Form C by the end of this month (March, 2021). |

Republic

**Company Name**

Pakt

**Logo**

**Headline**

Exceptionally well-designed gear built for the modern traveler.

**Hero Image**


Pakt.
Keep travel simple.

**Tags**

Social Impact, Minority Founders, Eco, Consumer Goods, Coffee, B2C, $1M+ revenue, Coming soon

**Pitch text**

## Summary

- $4.6M in lifetime revenue with 24,000+ units sold to date
- Even during COVID, revenue grew to $1.4M in 2020, a 32% YoY increase
- A strong DTC model paired with strategic retail and licensing partnerships
- Engaged, enthusiastic community of 75K+ people across the globe
- Social media engagement that's 540% higher than the industry average
- Created SeaHive, an initiative to fight ocean pollution
- This is our first fundraising effort

**Problem**

# Most of today's travel gear hasn't kept up with changing customer expectations

Modern travelers are environmentally and socially conscious, so they expect the same of their travel products. These discerning customers support brands they feel good about through an authentic connection before and after a purchase.

Much of the quality travel gear available to customers is from legacy brands operating with business models, environmental practices, and styles that are out of sync with customer needs and wants.









### Solution

## Keep travel simple. Experience more.

At Pakt, we create unique, refined, and responsibly-sourced travel accessories for our growing community of environmentally-conscious travelers.

## Pakt creates some of the best travel accessories available.

More importantly though, we operate a customer-centric, direct-to-consumer brand. The result is strong connections, a sense of community, and some passionate loyal customers.


SNARL
ZEN..

Lead by a designer founder who is also an environmentalist, we are obsessed with creating products that are built to last, and doing so with the earth in mind.


Malcolm Fontier
Pakt Founder & CEO

### Product

## Exceptional products that are made to last a lifetime of adventures

### Innovation and attention to detail define all Pakt products.

Travel is trending toward more casual and adventurous, so consumers want gear that matches their go-anywhere style, while also being built to last. People are also working from anywhere and everywhere, so they demand versatile products that serve both business and leisure functions.


The Pakt
Travel Backpack
★★★★★ 4.66

**Obsessively designed, incredibly organized & packed with features.**

**A new standard in travel gear.**

- Designed in collaboration with gear guru, Chase Reeves
- Packed with over 20 features
- Materials made from recycled single-use plastics



"One hell of a travel companion for almost every situation imaginable."

Carryology


The Pakt
Travel Coffee Kit
4.63
"A portable pourover coffee maker, so there are no caffeine sacrifices."
FAST COMPANY
Everything you need to make barista-quality coffee in one sleek, portable package.
First of its kind kit complete with an electric kettle
Compact, durable, airline carry-on friendly
International Housewares Association Global Innovation Award Winner 2020


The Pakt One
★★★★★ 4.79
Lightweight, durable, stylish, and organized. Travelers, meet your new sidekick.
A bag with it's own cult following
Innovative dual-compartment zip-around design
Backed by a lifetime guarantee
"Pakt could become my go-to for travel years to come."
BUSINESS INSIDER

**Traction**

## We launched with a bang and never looked back



Pakt launched in response to the requests of thousands of soon-to-be customers for a discontinued bag. With the support of nearly 7,000 backers pledging over 2 million dollars, the bag was successfully crowdfunded, and the Pakt brand was born.

In the 3 years since launching, we've grown our audience and product line while raising the bar for product quality, eco-friendly practices, and the customer experience.


Even with COVID-19 crushing the travel industry, Pakt's 2019 to 2020 revenue grew by 32%
$4.6M
Lifetime Revenue
24K +
Units Sold
$117K
Avg. Monthly E-Commerce Revenue (Q4 2020)
2020 Community Growth: 150%
Instagram Engagement Rate: 540% higher than industry average

**Customers**

## Popular demand, collaboration, & community

After a bag designed by our founder's previous company appeared in the popular documentary, *Minimalism*, Malcolm Fontier and The Minimalists received thousands of requests to bring the bag back.

Those fans and that community-driven approach are the foundation of the brand today. It's also been made clear that our messaging, design, and timing are all perfectly aligned.


NETFLIX
MINIMALISM
A DOCUMENTARY ABOUT THE IMPORTANT THINGS

## An engaged enthusiastic community of more than 75,000 customers, followers, and subscribers around the world

# A Diversified Customer Base


Canada
6%
US
63%
Europe
17%
Asia
7%
Oceania
4%

53% Female 47% Male

**66% of Pakt customers are in the 25-44 age group that includes active & valuable millennials.**



**gettingtoeverywhere**
Tinos Island, Cyclades Greece



**imgloriaann**
Detroit, Michigan



**thehuntersvanlife**
Shenandoah National Park



**our_landyacht**
Portland, Oregon



**pwgfreestyle**
Malmö, Sweden



**made2travel**
Whistler, Canada

"

I love the materials, the thoughtfulness of the products resourced, the factories and the collaborations that were done



**saltywildhearts**
Haute-Savoie




to make this bag... I feel proud to own this bag and support this company. Great product and great mission.
Dhon
Pakt Customer
alexetiawan_
Indonesia
Thank you so much for such an awesome, well thought out product. I will be a Pakt customer for life as I'm sure your company will be around for a long time with such quality, functional products.
Oh, and thank you for the PLASTIC FREE PACKAGING!
Pakt Customer

**Business Model**

# A winning recipe

### We're a direct-to-consumer and very customer-centric brand.

Our strategy of using crowdfunding product launches followed with e-commerce long-term sales has built a strong community and impressive per product numbers.

**3**
Crowdfunding Campaigns To Date

**$1.07M**
Avg. Crowdfunding Raise

**3**
New Campaigns Planned for Next 18 Months

**9**
New Products Planned for Launch in 2021


LAB SERIES

**$253**
Avg. Pakt Product Retail Price

**$24K**
Avg. Monthly E-Commerce Revenue per Product

**75.86% Average Product Profit Margin**

**4.1 Hrs.**
Avg. Customer Service Response Time
*(Industry Avg. 12.1 hrs.)*

**96.5%**
Customer Satisfaction Rating
*(Industry Avg. 80%)*



**Our dedicated customer service team is focused on going "above and beyond" with a proven record of happy customers.**

**We compliment our direct-to-consumer model with strategic retail and licensing partnerships when appropriate.**

### Market

## Serving a changing $22B market with product fit and agility

### Yes, COVID changed the way we live, work and travel, but...

The desire to travel, the need for great gear, and the $22.8 billion global luggage market haven't gone anywhere. They just look a little different.

## Some trends like remote work and 'digital nomading' were already happening before the pandemic accelerated them.

More countries are starting to offer visas to remote workers.

x3

Number of Airbnb reviewers mentioning *"remote working"* has tripled since last year.

Number of digital nomads in the US grew by 49% just in the past year!

*From 7.3 million in 2019 to 10.9 million in 2020.*
*— MBO partners*

Roadtrip travel (including RVs & "van lifers") has increased by nearly 40% in the US from 2019 to 2020


ASTRA
BVLGARI

# Pakt is a brand that's perfectly positioned to be the go-to brand for on-the-go lifestyles.

### What's more exciting than an addressable market that literally grows every day?

More and more customers are not only interested in, but actually demand, responsibly-sourced products and supply chain transparency. Fortunately, that's been our MO since day 1!

## Fewer people (44%) place product price among the most important attributes compared to:

social responsibility

**71%**

environmentally-friendly business practices

**68%**

giving back to the local community

**68%**

## After learning a brand is socially responsible, Gen-Z consumers are:

**84%**
more likely to buy their products

*[Fuse Marketing/Edleman via Forbes]*


Gen Z
Millennials

73% of Gen Z and 68% of Millennials are willing to pay more for sustainable products.
*[Business Wire]*



## Competition

# Combining approachability, function, and style

Pakt occupies a unique space in a large but hyper-fragmented travel accessories market. There's a great opportunity to scale the brand through a continued focus on the community and high quality, distinctive products that are responsibly-sourced and tailored to these unique times.

**Very few, if any, other companies have as impressive a list of customer-friendly policies and product traits:**


This isn't just a backpack, the Pakt team seems very committed to keeping in touch, making sure the product they sold you is still working.
I don't need to worry about having an issue, I know that if one does come up, I can resolve it quickly with the support team.
Demetri
Pakt Customer
Community Driven
Customer-Centric Approach
Top-Quality Product
Distinct & Modern Design Style
Lifetime Warranties & Satisfaction Gaurantee
Social Responsibility
Environmental Responsibility



**Vision**

# Expect more, expect better

We aim to be the go-to brand that conscientious consumers turn to for the accessories that perfectly complement their epic globetrotting trips as well as their everyday adventures.

Of course we're excited about expanding our line with amazing new products, but we're even more excited about the opportunity for our business to lead by example. Our hope is that our efforts to raise the bar around how business is done and products are made will result in you, the customer, expecting more from all the companies you support. **That's when real change happens!**


CLIMATE NEUTRAL
PLASTIC-FREE PACKAGING
SEAHIVE
They've created a community where the term 'customer' doesn't seem to appropriately describe those of us that buy their products.
Pakt has given me a different lens with which to view and evaluate the objects I purchase and own. For that, I thank them.
Bob
Pakt Customer

### Investors

## This is our first fundraising effort.

### All growth to this point has been funded through product sales and a single traditional loan.

We believe we've built a great foundation for a thriving, lasting, and respected brand. With an awesome team and a proven business, we are well-positioned to scale up and achieve big things. Our main focus for the next two years is building out the product line.


Your contribution to the funds we raise will be applied in the following way:
Campaign Marketing Expenses
Working Capital, Sales/Marketing
Intermediary Fees
10 - 15%
14 - 27%
6%
52 - 70%
Product Development
Pakt has 9 new products planned for launch in the next 12 months

**Founders**

## Designer, entrepreneur, conservationist, nomad



**Malcolm Fontier, Founder & CEO**

A designer by training, a builder at heart, and obsessive by nature. My awesome team and I are working to change the perception of “doing business.” We aim to raise the bar for both environmental and social responsibility while having more fun than most think is possible in business.

## Our small but efficient team is a productivity powerhouse

# Our distributed team keeps overhead to an absolute minimum and allows us to live the modern mobile lifestyles that we produce products for.



**Sara Edwards**
**Los Angeles, CA**
**Creative & Community**

"I'm incredibly proud to work beside passionate and talented team members, at a company we have built from the ground up to consistently challenge the status quo."



**Melissa Kieffer**
**Rochester, NY**
**Operations**

"Pakt's culture is driven by a unique set of core values and personalities, and we've built a team that I am both lucky and proud to work with."



**Marie Thompson**
**Portland, ME**
**Design Lead**

"As a designer and world traveler, I strive to create thoughtfully engineered products that will enhance every type of adventure."



**Elizabeth Sciarillo**
**Los Angeles, CA**
**Community Support Lead**

"Pakt is the best company to work for in that we constantly foster growth, creativity, customer centric approaches, and entrepreneurial mindsets."



**Emma Abbott**
**Baltimore, MD**
**Marketing Lead**

"Pakt proves a company can have incredibly high standards and stick to its principles, while still having fun along the way. Balancing creativity and productivity is what we do best. "

**Team**

| | | |
|---|---|---|
|  | Malcolm Fontier | Founder & CEO |
|  | Emma Abbott | Marketing Lead |
|  | Marie Thompson | Design Lead |
|  | Melissa Kieffer | Operations |
|  | Elizabeth Sciarillo | Community |
|  | Sara Edwards | Creative & Community |

**Perks**

| | |
|---|---|
| **$500** | $75 Pakt Store Credit Quarterly investor email updates |
| **$1,000** | $150 Pakt Store Credit Quarterly investor email updates A personalized 15% discount code for use at paktbags.com that's shareable with friends and family, and valid for 1 year |
| **$2,000** | $300 Pakt Store Credit Quarterly investor email updates A personalized 20% discount code for use at paktbags.com that's shareable with friends and family, and valid for 1 year Early bird access to all product launches |
| **$5,000** | $500 Pakt Store Credit Quarterly investor email updates A personalized 25% discount code for use at paktbags.com that's shareable with friends and family, and valid for 1 year Early bird access to all product launches |
| **$10,000** | $750 Pakt Store Credit Quarterly investor email updates A personalized 30% discount code for use at paktbags.com that's shareable with friends and family, and valid for 1 year Early bird access to all product launches 24/7 access to a private investor Slack channel with our founder and team |
| **$25,000** | $1000 Pakt Store Credit Quarterly investor email updates A personalized 30% discount code for use at paktbags.com that's shareable with friends and family, and valid for 2 years Early bird access to all product launches 24/7 access to a private investor Slack channel with our founder and team Invitations to weigh in on design decisions Participation in our Investor Advisory Panel |

## FAQ

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|---|---|
| **Why would I reserve now instead of waiting until it goes live?** | Placing a reservation on the Pakt campaign during this pre-launch "testing the waters" phase reserves your spot to invest when the campaign goes live. There will be a cap on how much we will raise, so if there's a lot of demand and we hit the cap before you invest you would no longer be able to invest. Another reason to place a non-binding reservation is simply to show support for a campaign that you believe in. |
| **If I don't make a reservation, can I still invest?** | Yes, you can wait until our campaign is live to invest. As long as you make your investment before we reach the upper limit of our investment goal you can invest anytime the campaign is active. |
| **What if I want to edit my investment reservation?** | No problem! You can increase or decrease your investment reservation until the offering begins accepting investment commitments and you confirm your investment. |
| **Can I cancel my investment reservation if I change my mind?** | You can cancel or decrease your non-binding investment reservation any time up to when the offering goes live. If after the offering begins accepting investment commitments and you confirm your investment then you can cancel your investment and receive a refund up until 48 hours before the campaign deadline or a closing, whichever comes first, after which point your investment is final. Republic considers reducing your investment commitment to be equivalent to cancelling your investment and making a new one, this means you cannot reduce your investment commitment during the final 48 hours of a campaign, subject to each issuing company's discretion. |
| **Is a reservation an investment?** | No. This is only a fully cancellable, no obligation reservation to invest at a later date. To make a reservation you will enter payment info but you will not be charged unless, and until, the offering starts and you confirm your investment. |
| **How do I earn a return?** | We will do everything we can to grow Pakt and increase the company's value which will give you the best chance of making a return on your investment down the road. The SAFE will convert to equity when certain "trigger events" occur upon an acquisition, IPO, or another round of financing. You can read more about the SAFE here. |
| **Why did you choose to raise via Equity Crowdfunding?** | We launched our business through a donation-based product crowdfunding campaign on Indiegogo and we've run 2 additional successful product campaigns on Kickstarter and Indiegogo since then. We know crowdfunding well and we credit much of our success and our passionate community to it. So, it feels natural to return to the crowd rather than pursue other fundraising options. |
| **When will I be charged?** | Once we file our Form C, you will be prompted to confirm your investment commitment. Then your selected payment method will be charged once you click to confirm your investment. Pakt expects to file the Form C by the end of this month (March, 2021). |